October 14, 2005

Mark A. Wojciechowski,

Staff Accountant,

United States Securities and Exchange Commission

Division of Corporation Finance

Via Fax: (202) 772-9220

Re:

USCorp

Form 10-KSB/A for Fiscal Year ended September 30, 2004

Filed May 12, 2005

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Filed May 11, 2005

Comment Letter dated September 19, 2005

Dear Mark:

We have received your comment letter and have the following responses. Please note that we have reproduced each of your comments in italics and our responses follow:

General

“1.

You did not electronically file your response letters dated August 12, 2005 and August 21, 2005, as required by Subparts 232.100 and 232.101 of Regulation S-T. Please electronically file your response letters, as well as all future correspondence.”

Noted. We electronically filed our correspondence on September 29, 2005, ACCESSION NUMBER: 0001090002-05-00028

“2.

In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.”

Noted. We hereby acknowledge that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

“3.

Prior to filing amendments to your annual and quarterly reports, please provide us marked copies of the amendments to expedite our review and to ensure all disclosure revisions you agreed to include in the filings have been made.”

Noted. Attached hereto are marked copies of our amendments as requested.

Page 2.

Letter to Mark A. Wojciechowski,

October 14, 2005

“4.

We have read your response to prior comment 4, in which you explain that you regard the April 2002 transaction in which you issued 24,200,000 shares in exchange for U.S. Metals, Inc., as being an acquisition of assets rather than a business. However, you did not address the guidance in EITF 98-3 as we had requested. You also did not respond to our request for information about the cost basis of the assets acquired, immediately prior to your acquisition. Given that the shares issued in the exchange constitute 97 percent of your outstanding shares at December 31, 2002, there appears to be continuity of ownership, with regard to the assets and operations of U.S. Metals, Inc., that would preclude revaluation. Therefore, it appears you will need to revise your financial statements to utilize the historical cost basis in accounting for the transaction. We ask that you submit the financial statements of U.S. Metals, Inc., covering the two years and subsequent interim period ending immediately prior to your acquisition for review. Please contact us regarding this matter at your earliest convenience.”

The historical cost of the asset on US Metals Inc. was $2,449,466.  The company issued 24,200,000 shares at an approximate market value of the time of the same amount, so the Company treated the transaction as non-monetary transaction using the fair value of the stock as the determinant.  Since the transaction was structured in such a way to reflect historical cost, the Company in effect did not revalue the asset.  The Company’s stock was quoted at $1.00 per share but was thinly traded, so the Company used $.10 as a fair market value in this transaction. Financial statements for US Metals, Inc. are attached.

5.

We note your response to prior comment 7, in which you explain that you have reviewed the amounts reported as mining rights for impairment each year, and have determined that if present negotiations to realize the asset do not come to fruition, you intend to impair the asset at the end of fiscal 2005. However, you did not provide us with the analysis you performed to test the mineral rights and any capitalized development costs for recoverability, as we requested. Notwithstanding the valuation issue raised above, you need to be able to support recoverability by way of testing in accordance with the guidance in SFAS 144, as your financial condition would trigger this requirement. If you have not documented your testing and are unable to demonstrate that no imparment occurred in earlier periods, based on information available when you financial statements were issued, impairment recognition would be appropriate.”

We impaired the asset in 2002 and have restated our financials.

Page 3.

Letter to Mark A. Wojciechowski,

October 14, 2005

“Form 10-QSB for the Quarterly Period Ended March 31, 2005

Management’s Discussion and Analysis, page 12

Chocolate Mountain Region Claims Acquisition, page 14

6.

In response to prior comments 9 and 10, you indicate that the options granted to the former owners had an exercise price equal to the market price of your common shares on the grant date, and that the options were later converted into payment for consulting services and expensed. Since you also disclose that the options were initially part of your purchase consideration, it is unclear how you were able to later characterize these as compensation for consulting services. Please disclose the manner by which you accounted for the conversion of the shares and the method by which you determined the value of this transaction. Tell us the specific accounting literature that you utilized to determine the appropriate treatment.”

We misspoke when we used the term “option”. We used in its legal sense, not in the securities or accounting sense. It was actually a “choice” between accepting a set number of shares regardless of their value at the time of acceptance, in exchange for waiving a two year time limit, from the date of acquisition, on putting the property into production, or not accepting the shares and holding the Company to a two-year time limit. The prior owners have accepted shares and waived the two year time limit on putting the property into production.

I can be reached any time on my cell phone: 760-861-0982. My office phone is 702-933-4034; fax 702-933-4035.

Best Regards,

/s/ Robert Dultz

Robert Dultz, Chairman and CEO

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-KSB/A

Amendment No. ~~1~~ 2

 (Mark One)

[X]       Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended September 30, 2004

OR

[_]   Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __ to ___

Commission File Number: 000-19061

USCORP

(Exact name of registrant as specified in its charter)

Nevada	87-0403330
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102

(Address of principal executive offices)

(702) 933-4034

(Registrant's telephone number, including area code)

-----------------------------------------

Securities registered pursuant to Section 12(b) of the Act:

                                            Names of each exchange

Title of Each Class               on which registered

None                                  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, $0.01 Par Value

---------------------------------------

Indicate by check mark whether the Registrant (l) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [__]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State the issuer's revenues for its most recent fiscal year.  $0.0

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked price of such stock, as of a specified date within the past 60 days. As of October 7, 2004, the value of such stock was $2,065,370.44.

***

Explanatory Note:  This amendment Number 2 to the annual report on ~~f~~ Form 10-KSB/A for fiscal year ended September 30, 2004 is being filed ~~to revise~~   in order to delete references to “reserves” and “development”, and to expand and describe in greater detail the disclosures, explanations and discussions in the following areas:  Description of Current Business Operations, Southwest Resource Development, Inc. - Summary of Organization and Business, Early Exploration Conducted and Valuations, Recent Initial Exploration and Exploitation, Risk Factors, Safe Harbor Statement,  Management’s Discussion and Analysis or Plan of Operation, Notes to the Consolidated Financial Statements - Summary of Significant Accounting Policies, Business Experience ~~O~~ of Current Directors ~~A~~ and Officers ~~A~~ as ~~O~~ of September 30, 2004, and Consent ~~O~~ of International Energy ~~A~~ and Resources, Inc.

This 10KSB/A also amends the Consolidated Balance Sheets and Consolidated Statement of Operations and accompanying statements for the years ending September 30, 2004 and 2003 in that the mining rights have been impaired and expensed and the stock price at the time of issuance has been added to the statement of shareholder’s equity.

~~the business description to delete references to subcontractors.  All other items remain unchanged~~ ..

2

FORM 10-KSB

September 30, 2004

USCORP

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

~~3~~ 4

PART I

ITEM 1.     Description of Business

~~3~~ 4

ITEM 2.     Description of Property

~~14~~ 23

ITEM 3.     Legal Proceedings

~~14~~ 23

ITEM 4.     Submission of Matters to a Vote of Security Holders

~~14~~ 23

PART II

ITEM 5.     Market for Registrant’s Common Equity and Related Stockholder Matters

~~14~~ 24

ITEM 6.     Management’s Discussion and Analysis of Financial Condition and Results

of Operations

~~16~~ 25

ITEM 7.     Financial Statements

~~19~~ 30

ITEM 8.     Changes in and Disagreements with Accountants

~~20~~ 31

ITEM 8A.   Controls and Procedures

~~21~~ 31

ITEM 8B.   Other Information

~~21~~ 32

PART III

ITEM 9.     Directors, Executive Officers, Promoters and Control Persons

~~21~~ 32

ITEM 10.   Executive Compensation

~~24~~ 34

ITEM 11.   Security Ownership of Certain Beneficial Owners and Management

~~25~~ 35

ITEM 12.   Certain Relationships and Related Transactions

~~26~~ 36

ITEM 13.   Exhibits

~~26~~ 36

ITEM 14.   Principal Accountant Fees and Services

~~26~~ 36

Signatures

~~27~~ 38

PART F/S

Financial Statements

F-1 to F- ~~11~~ 15

3

FORWARD LOOKING STATEMENTS

Some of the information contained in this Report may constitute forward-looking statements or statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and projections about future events. The words “estimate”, “plan”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements which involve, and are subject  to, known and unknown risks, uncertainties and other factors which could cause Registrant’s actual results, financial or operating performance, or achievements to differ from future results, financial or operating performance, or achievements expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein were reasonably based on information available to Registrant at the time so furnished and as of the date of this filing. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond Registrant’s control, and no assurance can be given that the projections will be realized. Potential investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date hereof. Registrant undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A. Recent Developments.

Except as set forth herein or otherwise in this Form 10-KSB, information presented here is as of September 30, 2004.

 1. During fiscal 2004, Registrant's primary accountant, Henry Schiffer, C.P.A., An Accountancy Corporation ("Schiffer"), was dismissed by the Company on March 19, 2004.

No reports on the financial statements prepared by Schiffer over the two most recent fiscal years contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principals except for an uncertainty relating to the registrant's ability to continue as a going concern, which was stated in the reports for both years. The decision to change accountants was approved by the Board on March 19, 2004.During the registrant's two most recent fiscal years, and any subsequent interim period preceding the dismissal on March 19, 2004, there were no disagreements with the former accountant, Schiffer, on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Schiffer, would have caused him to make reference to the subject matter of the disagreement(s) in connection with his reports.

4

Schiffer did not advise the registrant that internal controls necessary to develop reliable financial statements did not exist; no information had come to Schiffer's attention which would make him unwilling to rely on management's representations, or unwilling to be associated with the financial statements prepared by management. Schiffer did not advise the registrant that the scope of the audit should be expanded significantly, or that information had come to his attention that would materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent audited financial statements, dated October 10, 2003, (including information that might preclude the issuance of an unqualified audit report).

 Following the dismissal of Schiffer, Registrant retained the services of Donahue Associates, L.L.C., Monmouth Beach, New Jersey ("Donahue") on March 19, 2004, as its principal accountant.  For more information please see Registrant's 8-K Report filed in March 2004.

 2. On May 29, 2004, the Company concluded the acquisition of an aggregate of 29 additional gold mining claims located in Imperial County, California from two individuals.   In lieu of cash payment for the claims the Company entered into what is essentially a joint venture with the former owners whereby the Company is obligated to commence production on these claims within two years with the former owners entitled to receive 20% of all net smelter returns of gold, whether paid in cash or in kind.

Under the terms of the acquisition, the Company granted each of the two sellers an option to acquire 50,000 shares of the Company’s common stock at the then current market price at any time within a two year period.  The agreements further provide that the Company’s obligation to commence gold production within two years would be terminated in the event that the foregoing stock options were exercised.  Further, in the event that the Company subsequently sells the claims within two years of the acquisition date, then the sellers will be entitled to receive 20% of the net proceeds of such sale.  For more information regarding this acquisition please see Registrant’s 8-K Report dated May 29, 2004.

B. DESCRIPTION OF CURRENT BUSINESS OPERATIONS.

Registrant’s plan of operation and business objectives will be to engage in (a) the precious metals exploration, mining, and refining business, and (b) the acquisition of qualified candidates engaged in businesses that would complement Registrant’s existing or proposed operations. All of Registrant’s business operations are conducted through its subsidiaries

USMETALS - Summary of Organization and Business.

USMetals (“USMetals”) was formed and organized under the laws of the State of Nevada on May 3, 2000. On or about April 2, 2002, Registrant acquired USMetals; including its 141 lode mining claims (the “Mining Claims”). The purpose of USMetals is to engage in the business of acquiring and developing mineral properties, exploring for gold, silver, and other non-ferrous metals and minerals within the contiguous United States. It is the further intention of USMetals to mine and to process any commercially-proven resources developed at its properties.

5

The Mining Claims of USMetals are located in West-Central Arizona, in the Eureka Mining District of Yavapai County, Arizona, approximately 42 miles west of Prescott, Arizona. Within the boundaries of USMetals’ Mining Claims, more commonly referred to as the “Twin Peaks Mine,” are the historic sites of the Crosby, Hayes, Swiss Belle and Glory Hole Mines, past producers of gold and silver. The claims are geographically located in the southwestern division of the Eureka Mining District, which includes many significant mines and prospects. The exceptions are the tungsten mines in the Camp Wood area, to the northeast, the existing historic gold mines and prospects, which abut USMetals’ property to the southeast along the Santa Maria River, and tungsten, copper, and zinc mines to the south and southeast. The area has a long history of mining activities. Mining companies and prospectors can obtain experienced labor, affordable housing, equipment repair, and mining services within the district.

The Santa Maria River traverses the Mining Claims and USMetals is the only company that holds water rights to that section of the river, a valuable asset for a mining company in this arid country.

All of USMetals’ mining properties are unpatented mining claims; consequently, Registrant has only possessory title with respect to such properties. The claims were duly transferred by official deed from the prior owner to USMetals on March 22, 2002.  The real property upon which USMetals’ claims are located is subject to a paramount lien by the United States of America; all of USMetals’ claims are subject to the applicable rules and regulations of the United States Department of the Interior, Bureau of Land Management, which administers USMetals’ use and activities on said Mining Claims. USMetals has paid all of the required fees in order to maintain the 141 Mining Claims, which USMetals owns, for the current periods. All of the necessary documents and affidavits have been filed with the Yavapai County Recorder, as was mentioned hereinabove.

Registrant and USMetals have had a number of strategic working relationships with various independent contractors in order to develop its Mining Claims. USMetals further relies on the declarations and valuations formed and given  ~~by Ernst & Whinny and by Geo-Processing, Inc. and, to a lesser extent, California Core Drilling Company~~ in past geological exploration and geochemical studies .. USMetals has had consulting relationships with International Energy and Resources, Inc., It should be noted that if USMetals was forced to disassociate itself with one or more of the abovementioned independent contractors, it could readily secure the services of other individuals or entities to perform the work or services of equal or greater quality; the loss of any one or all of the abovementioned contractors would not cause USMetals material adverse effects; however, each of these firms has demonstrated its capability and reliability in assisting Registrant and USMetals to develop the Mining Claims, and, to date, the abovementioned companies have provided invaluable assistance to Registrant’s senior executive management in evaluating the potential represented by USMetals’ Mining Claims.

6

SOUTHWEST RESOURCE DEVELOPMENT, INC. - Summary of Organization and Business

Southwest Resource Development, Inc. (“Southwest”) was formed and organized under the laws of the State of Nevada on April 3, 2004 as a wholly owned subsidiary of USCorp. On or about May 29, 2004, Southwest acquired 8 lode and 21 placer mining claims (the “Mining Claims”) known as the Chocolate Mountain Region Claims and the Picacho Area Claims. The purpose of Southwest is to engage in the business of acquiring and developing mineral properties, exploring for gold, silver, and other non-ferrous metals and minerals within the contiguous United States. It is the further intention of Southwest to mine and to process any commercially-proven resources developed at its properties.

In lieu of cash payment for the claims the Company entered into what is essentially a joint venture with the former owners whereby the Company is obligated to commence production on these claims within two years with the former owners entitled to receive 20% of all net smelter returns of gold after expenses, whether paid in cash or in kind.

Registrant has spent the last 3 years developing a plan that would bring multiple properties under Company ownership. Through its wholly owned subsidiary, Southwest Resource Development, Inc., Registrant has acquired for development of a total of 3,520 acres of precious metal properties located in the Chocolate Mountain region of Imperial County, California:  Geological testing has successfully recovered gold and silver from dry washes and feeder rills.  Laboratory analysis indicates these findings warrant continued development.

The Chocolate Mountains region, located in southeastern Imperial county of California, includes the Picacho State Park and surrounding areas that has a rich history of gold mining activities dating back to 1775. This property is in a district that has been producing gold since the 1800s. In 1890 a large stamp mill was built beside the Colorado River at the town of Picacho. The Picacho Mine was opened in the Picacho Basin area and a narrow gauge railroad began hauling ore from the mine to the mill. By 1904, the town of Picacho had a population of 2,500 people. The ruins of the mill are a few miles from USCorp's newly acquired claims in the Picacho State Recreation Area. Thousands of people visit the old mill ruins each year. To the south and west of the claims there are ruins of many old placer and lode workings as well as recently producing major mining operations.

Numerous discoveries of placer gold throughout Imperial County have remained undeveloped due to a common problem encountered by small miners.   Due to the lack of an adequate water supply to support placer gold recovery operations in the region, scores of small and medium size mining operations have failed to successfully recover precious metals known to exist throughout the region. Southwest believes it has located a potentially adequate water source. Southwest intends to use a state of the art gold recovery system designed and developed by the Company’s Process Engineer for the specific conditions found on these properties. Based on the recent reports of geologists and engineers, Southwest believes this property has the potential to develop into a significant gold producing operation.

~~Mining has been carried out in the Chocolate Mountains of Imperial County using old hard rock mining and placer methods.   However, in 1984, new mining methods were used to develop and mine a low-grade ore body discovered along the southern spur of the Chocolate Mountains in an area called Mesquite.   The Mesquite ore body is a disseminated gold deposit with a lenticular form, northwest trending and steeply dipping.  Hydrothermal waters deposited gold in the highly fractured and porous rock following along a detachment fault system that is common in the area.  The lode deposits of gold are identified as pre-Tertiary in age and are directly related to Tertiary plutonic bodies.   Portions of Southwest’s newly acquired properties are adjacent to the Mesquite area described above and share some of the same geological features. The mineral property controlled by USCorp is within the mineralization trend between producing mines to the west and past producers to the east. The geology and history of this area indicate it is rich in gold deposits. Southwest intends to go into production as soon as possible after approvals and financing are obtained.~~

Historically, mining has been carried out in the Mesquite Mining District of Imperial County using old hard rock mining and placer methods.   However, in 1984, new mining methods (“heap leaching”) were used to develop and mine low-grade ore bodies, with an economically viable cut-off grade as low as .01 to .02 ounces of gold per ton. The geology and history of this area indicate it is rich in gold deposits. Test production will determine the cutoff grade and the economic viability of this property . Southwest intends to go into production as soon as possible after approvals and financing are obtained.

Property descriptions, locations and nature of ownership.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California, U.S.A., Group #1: 640 acres on four contiguous, unpatented Placer Claims. Access to these claims is by a private dirt road 2 miles north of the intersection of Highway 78 and Ogilby Road, near Glamis, California.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California, U.S.A., Group #2: 17 unpatented Placer Claims. These contiguous claims cover 2,720 acres. All of these claims are just east of the intersection of Highway 78 and Ogilby Road. Access to the property is by private dirt road.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California, U.S.A., Group #3: 8 unpatented Lode Claims covering 160 acres. Means of access to the property is by an unmarked private dirt road, south of Picacho State Park.

The 141 unpatented lode mining claims, covering 2,820 acres, which the registrant refers to as the “Twin Peaks Mine,” are located in the Eureka Mining District of Yavapai County, Arizona, U.S.A. Access to the property from the west is by county maintained and private dirt roads from Highway 93 (connecting Phoenix, Arizona with Las Vegas, Nevada).

The Company, through its wholly owned subsidiaries, owns unpatented mining claims and pays an annual Maintenance Fee payment to the Bureau of Land Management (BLM) for each of its claims. Maintenance Fee payments of $125 per claim are due on or before August 31 each year.

Maps indicating the locations of our properties.

History of previous operations.

Twin Peaks Mine claims group, in the Eureka Mining District of Yavapai County, Arizona: From a historical perspective, Spaniards arrived in the area over 400 years ago and used the Santa Maria River to gain access to the claims area. According to historical sources, the local Indians used to mine gold and silver in the area, which was refined and shipped to Spain. More recently, in the 1880's, John Lawler and Charles Crosby pioneered the Eureka Mining District. In 1883, John Lawler discovered the area was rich in gold, silver, lead, and zinc.

Charles Crosby first discovered the Crosby Mine and worked his claims from 1906 to 1933. His works are on a mineralized structure and flat zone. When the Crosby Mine opened in 1906, it processed 120 ounces of gold per day. It operated a 40-stamp amolotion mill until World War II. The Crosby group of claims are in the northeast corner of the Twin Peaks claims group.

From the mid-1920s to the mid-1930s, a prospector worked the Gloryhole claim, in the southwest quadrant of the Company’s Twin Peaks claims group. The ore he mined ran over 8 ounces of gold per ton. In 1941 and 1942, the claim was yielding 2.6 ounces of gold per ton. At that time, the ore was shipped to the railhead at Hillside and by train to a smelter in El Paso, Texas.

In 1885, the Hayes Silver Mine opened. The deposit at the mine was so rich – over 300 ounces of gold and silver per ton – that the owners shipped the ore directly to England for smelting and refining. The Hayes claims group are part of the Company’s Twin Peaks claims group.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California: There has been no commercial scale mining on any of the Company’s claims in this region.

The present condition of the property, the work we have completed on the property, our proposed program of exploration and development, and the current state of exploration and development of the property.

Twin Peaks Mine Claims Group: The Company has completed limited exploration work on the property, including drilling 3,000 feet of core samples (in addition to 10,000 feet drilled by prior owners) and road improvements to repair and create dirt road accesses to the property. The Company relies on geological work of experts performed under prior ownership in support of our reports of the presence of gold, silver, uranium and other mineralization on the property. The Company is not conducting mineral extraction operations on this property at this time.

Chocolate Mountain Region Claims Groups in the Mesquite Mining District of Imperial County: The Company has performed very limited work on the property. The Company relies on geological work of experts performed under prior ownership in support of our reports of the presence of gold and silver on the property. There are no current mineral extraction operations on this property. The proposed program is exploratory in nature.

The physical condition of the plant and equipment and the source of power utilized with respect to each property.

At this time there are no physical plants on any of the Company’s properties. The Company owns rights to water on the Santa Maria River which traverses the Twin Peaks Mine property. Power is available on properties adjacent to the Twin Peaks Mine and portable generators will be used as necessary. Power is also available on properties adjacent to our placer claims in California and portable generators will be used when necessary. There are capped wells on our California claims. We will supplement well water with trucked water as necessary.

Adequate roads exist to each of our claims groups. Some existing roads may need to be, repaired or extended.

A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents.

In regards to the Twin Peaks Mine, past geologic valuations have indicated mineralized material on claims within the boundaries of the Twin Peaks on the Crosby claims, Hayes claims and Glory Hole claims as follows: 1,200,000 tons of ore at the Crosby with 0.118 ounces of gold per ton and 0.520 ounces of silver per ton;  1,200,000 tons of ore at the Hayes with 0.128 ounces of gold per ton and 0.960 ounces of silver per ton; 1,200,000 tons of ore at the Crosby with 0.258 ounces of gold per ton and 0.584 ounces of silver per ton;. The Company uses these reports in support of its determination that economically viable mineralization is present on the properties as stated in various historical reports.

According to past geologic valuations the Crosby claims are within an area of banded gray schist that is surrounded by light-colored granite and intruded by pegmatite, rhyolite-porhyry, and basic dikes. The vein strikes N10E, and dips 25 to 30 degrees E, and attains a width of up to 18 inches in the old workings. Rich ore from the oxidized zone shows brecciated quartz with abundant cellular limonite. The gold is usually found associated with the oxidized iron minerals. The Hayes and Glory Hole claims are geologically similar to the Crosby claims, and the gold is also found in association with the oxidized iron minerals. Several structural zones appear to control the mineralization within the claim group. It can be considered that an alignment of a structural trend exists, with a bearing of about N2OE between the Hayes Mine and the Crosby Mine, with the Swiss Belle Mine at midway along the trend. Another structural zone which is expressed by a dike and is reported to run from the Santa Maria River to the base of Hayes Peak, has an average bearing of about N53W. The Hayes Shaft was sunk within this dike. The dike probably passes slightly west of the Glory Hole Mine and then intersects a N2OE structural zone near the base of Hayes Peak. A sample taken at this intersection assayed 1.167 oz/ton gold and 66.37 oz/ton silver. The structural zones seem to influence wide areas adjacent to them, which is confirmed by the voluminous number of favorable assays and also by the Very Low Frequency Electromagnetic survey. Cut off grade valuations were not performed.

Chocolate Mountain Region Claims Groups in the Mesquite Mining District of Imperial County: A past geochemical sampling program has indicated mineralized material at the Goldstar placer claims; tonnage and grade valuations were not performed. The Company uses such reports in support of its determination that economically viable mineralization may be present on the properties as stated in various historical reports.

The phased nature of the exploration process, and the place in the process our current exploration activities occupy.

Phase 1 of the exploration process has been completed on a portion of the Hayes group of claims within the Twin Peaks mine. PHASE I supplemented the previous exploration effort with additional geological, geochemical and geophysical surveys, drilling, excavations and road building. We also completed a scoping study. PHASE I was designed to furnish pertinent data for the design of PHASE II MINING OPERATION PLAN.

In Phase II we intend to do further exploration on our property, and design and initiate a Test Production program on selected claims within the Twin Peaks claims group. This will include an electromagnetic flyover of the entire claim group and completion of a geochemical survey using the boundaries of individual claims to establish a base grid. This sample grid would be tightened in select areas. Simultaneously, the geology will be mapped in order to determine the overall extent of pathfinder mineralization for use in planning additional drilling, gaining a more detailed understanding of the potential of the entire site, and solidifying the mineral land position.

We will then commence with drilling and assaying in the areas previously targeted in prior geological reports. The drilling program will be designed to confirm the geology and mineralization in the target areas; a broad program is not necessary due to prior geological work. Extra samples will be retained for metallurgical testing on promising zones.

The results of testing the samples will allow us to plan the conceptual mine and milling plans, including flow-sheets that will be used in the feasibility study process along with the on-going economic and cost modeling evaluation of the project. Finally when the results have been evaluated we will begin the collection of the environmental data necessary for further exploration, completion of the feasibility study and mining.

We have received a Test Production plan and budget for the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County from our Consulting Geologist, Quantum GeoConsultants, LLC, summarized as follows:

Test Production Program Budget and Plan

To start placer testing operations we must first purchase and modify a wash plant. The pad and setup of the wash plant is next.

The dirt access road from the Highway to the site (approximately 2 miles) must be reworked/repaired.   We will also need a Front End Loader (“F.E.L.”) with Back-Hoe attachment. For continuous hard work excavating trenches, digging test pits and carrying alluvial material back to the wash plant for processing on a daily basis. It would be used for the duration of the test production program.

The sampling method is standard in geological exploration and is confined to dry arroyo drainages and rills.   Grab samples taken outside of the dry river beds and rills will be by prospectors pick or regular pick and shovel. Instruments to be used will be a VLF unit, an EM unit, microscopes, spectrometer, GPS unit, possibly an I.R. unit, a magnetometer and miscellaneous sieves.   A 10 or 12 kW generator set will independently power the night lights and camper unit. We need to determine if the present wells go down a minimum of 400 feet to reach adequate water supply to support test production wash plant. The estimated budget for this is $205,000 for a 12 week program.

We will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

The cutoff grade will be determined as part of the feasibility study process.

We will follow QA/QC protocols provided by the Society for Mining, Metallurgy and Exploration Guidance on best practices for Exploration www.smenet.org.

Recent Initial Exploration and Exploitation

Although many companies and individuals are engaged in the mining business, including large established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease, or other acquisition in the United States and other areas where USMetals contemplates conducting its exploration and/or production activities. However, it has been determined by qualified geologists and mining companies that USMetals’ Arizona properties have ~~both proven and non-proven estimates  on~~ mineralization of a variety of precious and non-precious minerals.  Historically, the specific geographic region in which USMetals intends to conduct its exploratory and mining activities has been the subject of various general samplings, which were performed by the State of Arizona, the United States Department of the Interior Bureau of Mines, and the United States Department of the Interior Bureau of Land Management ~~,~~ .. ~~as well as by the results of historic and current mining activities by companies that are not presently affiliated or associated with USMetals~~

Registrant has relied upon a number of studies by companies that are not presently affiliated or associated with USMetals to determine the feasibility and valuation of USMetals’ pursuit to develop the Mining Claims ~~;~~ .. ~~t~~ T hese studies are comprised of several exploration techniques, such as geological and geophysical surveys, drilling, and excavations, in order to determine the economic potential, and subsequent exploration and mining ~~development~~ , of the ~~overall Mining~~  Claims ~~,~~ .. ~~and have been performed by a number of~~ These different firms, ~~each of which has~~ have utilized varied means to calculate the potential of the exploration and development of the Twin Peaks Mine’s Mining Claims.

~~Following are summaries from each of the principal studies, beginning with the report performed by California Core Drilling Company, then, the report by International Energy and Resources, Inc. To substantiate each of these reports, the Company will set forth certain conclusions made by Geo-Processing, Inc. and by Ernst & Whinny.~~

~~7~~

Early Exploration Conducted and Valuations  ~~Determined by California Core Drilling Company~~ ..

Past geological studies indicated that Beginning in 1981 a geologist performed certain exploratory drillings in order to obtain samples of the contents from the Crosby Mine Site No. 6, located Yavapai County, Arizona (one of the claims in USMetals’ Twin Peaks Mine).  The geologist drilled 28 core drill holes on the Crosby Mine site. His report was based on 200-foot depth cores.  This area was 18,519 cubic yards, or approximately 20,000 tons of mineralized material. The total area that was drilled was 1,500’ x 600’ x 200’. A total of 744 core samples were taken from the 6,000-foot of core hole drillings. The samples were assayed for gold and silver.

~~Beginning in 1981, R. W. Barnes, a geologist for California Core Drilling Company, performed certain exploratory drillings in order to obtain samples of the contents from the Crosby Mine Site No. 6, located Yavapai County, Arizona (included in USMetals’ Twin Peaks Mine).  Mr. Barnes drilled 28 core drill holes on the Crosby Mine site. His report was based on 200-foot depth cores.  This area was 18,519 cubic yards, or approximately 20,000 tons of ore reserve. The total area that was drilled was 1,500’ x 600’ x 200’. A total of 744 core samples were taken from the 6,000-foot of core hole drillings. The samples were assayed for gold and silver.~~

The results indicated the presence of mineralization of gold and silver.  The core samples also revealed quartz monzonite porphyry formations throughout the area of sampling.  The many faults located in this area were of considerable importance in controlling supergene enrichment; the largest quantity and highest grade of ore occurs when these faults intersect or are closely spaced. There was significant evidence of this enrichment recorded from the samples taken from the Crosby Mine site area. And, the gold and silver that was found is natural to the formations of the enrichment zone.

~~The results were .14 ounces of gold per ton and .70 ounces of silver per ton. Moreover, this ground value was before processing.  The core samples also revealed quartz monzonite porphyry formations throughout the area of sampling.  The many faults located in this area were of considerable importance in controlling supergene enrichment; the largest quantity and highest grade of ore occurs when these faults intersect or are closely spaced. There was significant evidence of this enrichment recorded from the samples taken from the Crosby Mine site area. And, the gold and silver that was found is natural to the formations of the enrichment zone.  In Mr. Barnes’ report, his qualified and professional conclusion was that the sampling area at the Crosby Mine site (which consisted of 1,800,000 tons) contained 252,000 ounces of gold and 1,260,000 ounces of silver in the form of proven reserves. Mr. Barnes certified these figures as total ground production values.~~

Recent Exploration and Samplings

Recent geological surveys, provided by International Energy and Resources, Inc., (IERI), one of USMetals’ principal advisors have confirmed prior geological reports.  It was verified that the Twin Peaks Mine is on a mineralized structure and flat zone with gold and silver carrying mineralization.

~~Through extensive recent geological surveys, Registrant and USMetals have been gratified by the results of such surveys provided by one of USMetals’ principal advisors.  It was determined that the Twin Peaks Mine is on the same structure and flat zone as the Phelps-Dodge Cypress deposit. The claims and previous producing mines are on the Jasper Peak, with gold carrying mineralization in the Jasperoid. To the date of the report (2002), numerous geological, geochemical, and geophysical studies were conducted in order to confirm historical assays and to establish estimated reserves at USMetals’ properties.~~

Historically, over 10,000 feet of core drillings were performed and over 1,500 fire assays were conducted. These assays showed an overall average of .14 ounces of gold per ton and .595 ounces of silver per ton, ~~which, at today’s mining capability, proves over 652,000 ounces of gold and 2,488,000 ounces of silver in reserve using  only~~ on one  ~~1~~ area ~~of~~ covering 3 claims.

The geological, geophysical, and geochemical studies stated above were reviewed and evaluated by ~~Nicholas H. Carouso, the President of Geo-Processing, Inc., which was~~  an independent mining, consulting, and geologic firm ~~. Mr. Carouso~~ that was engaged to evaluate the commercial feasibility of the claims. ~~Mr. Carouso’s~~ The report and economic study recommended the continuation of exploration and the start of production.

~~8~~

The geological justification for the exploration project at the Twin Peaks Mine is that numerous past geological studies have found gold and silver mineralization in economically viable quantities at various locations within the boundaries of the claims group. There are also areas within the claims group that contain uranium and areas containing complex ores.

The geological justification for the exploration project at the Chocolate Mountain Region claims is that there is visible gold in the ground and past geological studies have found gold and silver in economically viable quantities at various locations within the boundaries of the claims groups.

A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity.

The six month exploration timetable and budget for the Twin Peaks Mine is as follows:

The total cost is projected to be $2.4 million to complete a electromagnetic flyover, a comprehensive drilling program, road repair and extensions, design and building of a test mill of 50 to 1,000 tons per day capacity. The estimate of six month time period is an estimate of time need to perform tasks only and does not take into account delays for governmental review and approval of our mining plan.

The 12 week exploration timetable and budget for the Chocolate Mountain Region claims is as follows:

The total cost is projected to be $205,000 to complete an electromagnetic flyover, comprehensive road repair and extensions, design and purchase of a wash plant of 10 tons per hour capacity. The estimate of twelve week time period is an estimate of time needed to perform tasks only and does not take into account delays for governmental review and approval of our mining plan.

How the exploration program will be funded.

We are seeking funding via equity or debt financing in the form of private placements, working interest joint venture, and/or gold bullion loans in the United States, Europe and Asia.

Identification of who will be conducting any proposed exploration work, and a discussion of their qualifications.

To date the Company has contracted with International Energy and Resources, Inc., and Quantum GeoConsultants, LLC, for limited exploration and geological work on the Company’s properties. Given adequate financing we intend to use additional qualified mining consultants and engineers subject to their availability and willingness and our need, but we have not contracted with any other vendors as of the date of this report. A summary of the qualifications of International Energy and Resources, Inc., a wholly owned subsidiary of US American Resources, Inc., and Quantum GeoConsultants, LLC, follows:

USCorp Consultants

Quantum GeoConsultants, LLC.

Edwin  Arbar, Managing Partner: Bachelor Degree: Bioscience, Geoscience, Western State College, Colorado, U.S.A.

Certificates:  Advanced Environmental Engineering: Mining industry waste and water pollution control and remediation.  University of Concepcion, Concepcion, Chile.

Gemstone Certifications: Gemological Institute of America, Los Angeles, California. Certificates for Diamond Grading, Diamond Appraisal, and Colored Gemstones

Registered Environmental Assessor; State of California, Registered #REA-03167

 SUMMARY OF EXPERIENCE: Retired from Fluor Mining and Metals division of Fluor Corporation as a Senior Manager after 40 years of project engineering and field management of domestic and international world class E.P.C.M. projects in the following categories:  Geophysical exploration; Drilling/blasting; O/P and U/G mine development/production; Mass excavations; Crushing/conveyor systems; Ore processing plants; Heap leach pads; Open and closed circuit SX/EW units; Precious metal placer development and recovery systems; Tailings ponds; Toxic waste water treatment; Salt water conversion plants; Environmental assessment/remediation;  Microwave/fiber optic communication systems; Crude oil refineries w/LNG facilities; Petrochemical plants; Power generation plants and hi-power transmission lines; Major oil, gas and mineral concentrates pipelines; Railroads and back-country air ports; Offshore oil/gas production platforms and marine pipelines; High-tech research and development centers; Diamond exploration and recovery systems.

METALS EXPLORATION/DEVELOPMENT CONSULTANT:  August 2002 to present

     Perform professional services as a member of a mining industry consulting group:  Performing audits on technical and due diligence reports by conducting on-site studies and review of historical and new data including, but not limited to:   Geological surveys; Geochemical tests; Geophysical surveys; 3-D aerial photo studies; Review satellite photos; Perform assays and/or verify historical assay test reports; Review core drilling logs and reports; Conduct/review laboratory tests and feasibility studies; Prepare/review pilot plant flow sheets and reports; Title search and review; Review/verify water rights and legal data; Review right-of-way easements; Review B.L.M. permits; Review E.I.R.'s and related data; Review status of fees/taxes paid for patented and un-patented mineral claims;  Review safety, cost and schedules:   for multi-national owners and/or investors based in the U.S.A., Canada, Argentina, Chile, Brazil, Bolivia, Peru, Alaska and Mexico.

International Energy and Resources, Inc., a wholly owned subsidiary of US American Resources, Inc., Sub-Contractors, Subsidiaries and Consultants include:

Gordon Cheniae, GLC Consulting Services

GLC Consulting Services provides quality liaison and consulting services to municipalities, mining, and utility companies who interact with the federal government and Native American Tribes. Services provided include technical, organizational, and political consultation regarding permitting issues as well as negotiation services. Prior to GLC, Mr. Cheniae worked for the U.S.

Department of Interior, BLM Arizona, for 26 years. There he received eight Special Achievement Awards, a Superior Accomplishment Award, and a Superior Service Honor Award.

ABE Services

ABE provides years of experience in machinery operation and field management for various construction and mining projects. Diligent and reliable, ABE is present for on-site equipment repair, general maintenance, and supervision and management assistance.

Richard Sloan

Richard has over 40 years experience in the precious metals and coal mining industry. He began at White Pine Copper Company as a smelter and refining manager. He was smelter manager for Newmont Mining Corporation for six years. He is an expert in Environmental Compliance and Remediation, and is currently President and General Manager of Chickadee Remediation and Chickadee Mining Co.

Chickadee Mining Co.

Chickadee management has extensive experience in evaluation, process design, project design, construction, operation, and maintenance of metal and mineral projects worldwide. Chickadee projects are consistently completed on time, within budget, and the overall goals of projects are met.

HILBRANDS AND WESTERN MINING COMPANY

Ted Hilbrands, and Arie Hilbrands, Owner Operators. Hilbrands and Western is an Arizona-based mining company with 30 years of experience in mining, drilling, and exploration. Expert witness for U.S. Mineral Surveyor, worked extensively on construction projects with the US Army Corps of Engineers. They have extensive knowledge in land survey, mine ownership and leaching, mill construction and management.

ECM CADD AND GRAPHICS.

ECM provides CAD, Modeling, and GIS services to many local and national engineering and consulting firms, including the United States Corps of Engineers, and the Department of Defense. Eric C. Monk, owner and operator, has worked in all phases of field surveying, as well as operating software required to perform survey/volume calculations, civil and structural design, chemical plant design, and database management.

CARDINAL RESOURCES

Kevin Jones, Managing Consultant/Project Manager SEAI, has more than 28 years experience with active precious metals mining operations to develop prospects, secure permits, design mine operations, strategic planning of mining operations, regulatory negotiations, implementation of mine plans. In addition, he has been involved in the environmental investigation and remediation field for more than 15 years as regulator and consultant including contaminant hydrology, regulatory negotiations, planning and implementing remedial measures.

Barbara Jones, Remediation and Management SEAI, has 25 years of experience in regulatory consulting, environmental consulting, and laboratory work; she has managed projects under a variety of state and federal regulatory programs. Ms. Jones applies innovative analytical methods and risk-based approaches for establishing cleanup goals and selecting the appropriate remedial alternatives, Resource Conservation and Recovery Act facility permitting and closure activities, and CERCLA feasibility studies.

Carol J. McKee, P.G., Senior Project Manager SEAI, has over 12 years experience involving large-scale project management on projects including asbestos remediation, large scale drilling programs for environmental investigations and remediation. She is also project manager in charge of soil and groundwater remediation at various sites in the United States and abroad. Ms. McKee has developed and implemented corporate health and safety and training programs.

Specific Environmental Regulation.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to USMetals’ ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to companies within the industry. To the extent USMetals is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to USMetals and could have a material adverse effect on USMetals .

In the context of environmental compliance and permitting, including the approval of reclamation plans, USMetals must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted, constructed and operated and how stringently the regulations are implemented by the applicable regulatory authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that a company would not proceed with the development of a project or the operation or further development of a mine. Laws, regulations and regulatory policies involving the protection and remediation of the environment are constantly changing at all levels of government and are generally becoming more restrictive and the costs imposed on the development and operation of mineral properties are increasing as a result of such changes. USMetals has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

The Environmental Protection Agency (“EPA”) continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act (“RCRA”). The difficulty is that many Federal laws duplicate existing state regulations.

Mining companies in the United States are also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act (“ESA”) which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on USMetals of these revisions is not clear at this time. Environmental laws and regulations enacted and adopted in the future may have a significant impact upon USMetals’ future operations.

Reclamation plans which are approved by various environmental regulatory authorities are subject to on-going review and modification. Although USMetals’ management believes that the reclamation plans developed and implemented for its mine sites are reasonable under current conditions, any future re-determination of reclamation conditions or requirements could significantly increase USMetals’ costs of implementation of such plans.

~~9~~

Competition.

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. USMetals will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than USMetals In addition, USMetals will compete with other firms in its efforts to obtain financing to explore and develop mineral properties including the claims its already owns.  Further, the mining industry is typified by companies with significantly greater financial resources and market recognition than the Company.  At present, Registrant is not a significant factor within this industry.

Employees and Independent Contractors.

As of the Date of this Report, Registrant did not employ any persons other than its executive officers and directors named herein.

As of the Date of this Report, Registrant and its wholly owned subsidiaries have utilized two principal consultants/advisors: Quantum GeoConsulting Group, under its managing partner, Edwin Arbar and International Energy and Resources, Inc. (IERI) under the guidance and direction of IERI’s current Chairman and CEO, John Owen, which, in turn, employ subcontractors that perform work indirectly for Registrant and its subsidiaries.

C. Risk Factors

Lack of Operating History and Earnings.  Registrant has no operating history or revenues. Registrant expects to incur further losses in the foreseeable future due to significant costs associated with its business development, and the business development of its subsidiaries, including costs associated with its acquisition of new mining claims and/or operations. There can be no assurance that Registrant’s operations will ever generate sufficient revenues to fund its continuing operations that Registrant will ever generate positive cash flow from its operations, or that Registrant will attain or thereafter sustain profitability in any future period.

Speculative Nature of Registrant’s Proposed Operations; Dependence Upon Management. The success of Registrant’s operations, independently and through its subsidiaries, and its proposed plan of operation will depend largely on the operations, financial condition, and management of Registrant. While management intends to engage in the business purposes stated herein, there can be no assurance that it, or any of its subsidiaries, will be successful in conducting such business.  Presently, Registrant is totally dependent upon the personal efforts of its current management. The loss of any officer or director of Registrant could have a material adverse effect upon its business and future prospects.  Registrant does not presently have key-man life insurance upon the life of any of its officers or directors.   None of our management are chemists, metallurgists, mining engineers or geologists and as such do not have the technical experience in exploring for, starting, and/or operating a mine. Upon adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed; however there can be no assurance that management will be successful in raising the necessary funds, recruiting, hiring and retaining such qualified individuals. ~~Registrant will also employ independent consultants to provide business, geological, mining and marketing advice~~ ..

Such consultants have no fiduciary duty to Registrant or its shareholders, and may not perform as expected.  The success of Registrant will, in significant part, depend upon the efforts and abilities of management, including such consultants as are or may be engaged in the future.

 See “PART III, ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS”.

~~10~~

Risks Inherent In Exploration and Mining Operations. Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. Registrant’s Mining Claims are also indirectly subject to all hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; and the risks of injury to persons, property or the environment. In particular, the profitability of gold mining operations is directly related to the price of gold. The price of gold fluctuates widely and is affected by numerous factors that are beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the price of gold should drop dramatically, the value of the Mining Claims could also drop dramatically, and the Company might then be unable to recover its investment in those interests or properties. Selection of a property for exploration or development; the determination to construct a mine and to place it into production, and the dedication of funds necessary to achieve such purposes, are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine. The volatility of gold prices represents a substantial risk, generally, which no amount of planning or technical expertise can eliminate.

Uncertainty of Reserves and Mineralization Estimates. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond Registrant’s control. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Environmental Risks. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to Registrant (or to other companies within the gold industry) at a reasonable price. To the extent Registrant becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available and could have a material adverse effect on Registrant. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

~~11~~

Proposed Federal Legislation. Over the past ten years, the U.S. Congress has adopted revisions of the General Mining Law of 1872, which governs the creation of mining claims and related activities on Federal public lands in the United States. Similarly, the U. S. Congress and the Clinton Administration eliminated the U.S. Bureau of Mines, which was the agency responsible for gathering and maintaining data on mines throughout the United States. Beyond changes to the existing laws, the Congress or the Bush Administration may propose or adopt new laws; any such revisions could also impair USMetals’ and Southwest’s ability to develop, in the future, any mineral prospects that are located on unpatented mining claims on Federal lands.

Title to Properties. The validity of unpatented mining claims, which constitute all of Registrant’s property holdings, is often uncertain and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risks than patented mining claims, or other real property interests that are owned in fee simple. Registrant has not filed any patent applications for any of its properties that are located on Federal public lands in the United States, (specifically, in the States of Arizona and California), and, under changes to the General Mining Law, patents may not be available for such properties. Although management believes it has taken requisite action to acquire satisfactory title to its undeveloped properties, it does not intend to go to the expense to obtain title opinions until financing is secured to develop the property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

Competition. There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. Registrant will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than Registrant. In addition, Registrant will compete with other firms in its efforts to obtain financing to explore and develop mineral properties.

Registrant’s Financial Statements Contain a “Going Concern Qualification.” Registrant may not be able to operate as a going concern. The independent auditors’ report accompanying its financial statements contains an explanation that Registrant’s financial statements have been prepared assuming that it will continue as a going concern. Note 1 to these financial statements indicates that Registrant is in the development stage and needs additional funds to implement its plan of operations. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Registrant’s audit report and financial statements are included herein as “PART F/S”.

Uncertainty As To Management's Ability To Control Costs And Expenses. With respect to Registrant's development of its mining properties and the implementation of commercial operations, management cannot accurately project or give any assurance, with respect to its ability to control development and operating costs and/or expenses. Consequently, if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

No Dividends.  The Company has not paid any dividends nor, by reason of its present financial status and contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future.

~~12~~

Risks of Low-Priced Stocks And Possible Effect of “Penny Stock” Rules on Liquidity. Currently Registrant’s stock is defined as a “penny stock” under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934.  In general, a “penny stock” includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or National Market System (“NASDAQ NMS”) and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. “Penny stocks” are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell Registrant’s stock, and therefore, may adversely affect the ability of Registrant’s stockholders to sell stock in the public market.

Shares Eligible for Future Sale.  A total of 29,531,459 shares of Common Stock are issued and outstanding as of the date of this Report, of which approximately 23,586,257 shares thereof are “restricted securities” as that term is defined under the Securities Act.  Therefore, all such restricted shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from registration becomes available.  One exemption that may be available in the future is Rule 144 adopted under the Securities Act.  Generally, under Rule 144 any person holding restricted securities for at least one year may publicly sell in ordinary brokerage transactions, within a 3 month period, the greater of one (1%) percent of the total number of a company’s shares outstanding or the average weekly reported volume during the four weeks preceding the sale, if certain conditions of Rule 144 are satisfied by the company and the seller. Furthermore, with respect to sellers who are “non-affiliates” of the company, as that term is defined in Rule 144, the volume sale limitation does not apply and an unlimited number of shares may be sold, provided the seller meets a holding period of 2 years.  Sales under Rule 144 may have a depressive effect on the market price of Registrant’s securities, should a public market be available for Registrant’s shares.

Safe Harbor Statement: Under the United States Private Securities Litigation Reform Act of 1995, except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing of the exploration of the Company’s properties, the timing of the development of the Company’s properties, the timing and amount of estimated future production, costs of production, mineralization and “reserve” determination involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration and development activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver or other metals and minerals. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

~~Forward-Looking Statements .  This document contains forward-looking statements.  Readers are cautioned that all forward-looking statements involve risk and uncertainty.  Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.~~ (See “Forward Looking Statements”, PART I).

~~13~~

(D) Reports to Security Holders

The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that SEC internet site is http://www.sec.gov.

ITEM 2.  DESCRIPTION OF PROPERTY

 The Company's principle executive offices are located at 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102 and its telephone number is (702) 933-4034.

ITEM 3.  LEGAL PROCEEDINGS

During the fiscal year ended September 30, 2004, the Company was not a party to legal proceedings requiring disclosure in this Report  and none of the Company's officers or directors are involved in any litigation in their capacities as such officers or directors of the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Two matters were put to the vote of the shareholders during the fiscal year ended on September 30, 2004. On June 14, 2004 the shareholders approved the addition of a second class of convertible preferred stock, 50,000,000 shares designated Series B and convertible into two shares of common stock. On September 15, 2004 the shareholders approved increasing the number of common shares authorized to be issued from 100,000,000 to 300,000,000. Subsequent to the date of this report, on November 8, 2004, the shareholders approved the addition of a second class of common stock, 25,000,000 shares designated Series B common.

PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities are quoted on the OTC Bulletin Board and as of December 23, 2003 the Company’s shares are also traded on the Third Segment of the Berlin Stock Exchange under symbol UCP.BER, WKN number A0BLBB.

The following table sets forth for the periods indicated the range of high and low closing bid quotations for the Company's common stock during the past two fiscal years.  These quotations represent inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions:

~~14~~

PERIOD

HIGH

LOW

Quarter ended December 31, 2002

$     3.00

$     0.31

Quarter ended March 30, 2003

$     1.01

$     0.31

Quarter ended June 30, 2003

$     0.40

$     0.31

Quarter ended September 30, 2003

$     0.45

$     0.27

Quarter ended December 31, 2003

$     0.55

$     0.23

Quarter ended March 30, 2004

$     0.50

$     0.31

Quarter ended June 30, 2004

$     0.63

$     0.34

Quarter ended September 30, 2004

$     0.44

$     0.25

On October 7, 2004 the reported closing price for the Company's common stock was $0.26 per share; there were approximately 171 record holders of the Company's shares.

The Company has not paid any dividends and there are presently no plans to pay any such dividends in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including earning, financial condition, capital requirements and other factors. There are no contractual restrictions on the Company's present or future ability to pay dividends. Further, there are no restrictions on any of the Company's subsidiaries which would, in the future, adversely affect the Company's ability to pay dividends to its shareholders.

Recent Sales of registered and unregistered securities.

During fiscal year 2004, the Company issued (i) 1,069,945 shares of common stock to vendors to pay outstanding invoices of $470,776; (ii) 550,000 shares of common stock and received proceeds of $212,000.

Additionally, In June 2004, the Company commenced a private placement of 6 million units of its securities with each unit consisting of one share of preferred stock and one warrant to purchase an additional share of preferred stock at a price of $0.50 per unit.  The offer terminates in January 2005. Each preferred share is convertible into two common shares at any time at the election of the preferred shareholder.  Each warrant represents the right of the holder to purchase one additional preferred share at a price of $0.50 during the two-year period following the date of their issuance.  The Company may call the warrants at any time at a redemption price of $0.001 per warrant provided the price of its common stock has traded above $1 for 20 consecutive days.

The preferred shares accrue interest at the rate of 10% per annum of the purchase price of $0.50, or $0.05 per year, payable annually in arrears. The Company may elect to make payment of interest in the form of common shares. In which case the number of common shares payable will equal the amount of interest payable divided by the closing price of the common shares on the date the dividend is declared by the Company.

The preferred shares are redeemable by the Company at any time after one year from the date of their issuance provided that the common shares have sustained a trading price of not less than $1.00 per common share for at least 20 consecutive trading days.  If the Company elects to redeem the Shares, the redemption price shall be determined as follows:

~~15~~

(i)

During the second year after their issuance at $0.575 per preferred share;

(ii)

During the third year after their issuance at  $0.55 per preferred share;

(iii)

During the fourth year after their issuance at $0.525 per preferred share;

(iv)

After the fourth year after their issuance at $0.50 per preferred share.

During September 2004, the Company received $55,175 of subscriptions for 112,500 units in this private placement.

Finally, the company issued registered shares as follows: 2,118,441 shares of common stock to consultants for services rendered valued at $673,898.

ITEM 6.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and Notes thereto, and the other financial data appearing elsewhere in this Report.

The information set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including, among others (i) expected changes in the Company's revenues and profitability, (ii) prospective business opportunities and (iii) the Company's strategy for financing its business. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". These forward-looking statements relate to the plans, objectives and expectations of the Company for future operations. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, in light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

The Company's revenues and results of operations could differ materially from those projected in the forward-looking statements as a result of numerous factors, including, but not limited to, the following: (i) changes in external competitive market factors, (ii) termination of certain operating agreements or inability to enter into additional operating agreements, (iii) inability to satisfy anticipated working capital or other cash requirements, (iv) changes in or developments under domestic or foreign laws, regulations, governmental requirements or in the mining industry, (v) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the market, (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace, and (ix) the Company's lack of liquidity and its ability to raise additional capital. In light of these risks and uncertainties, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The foregoing review of important factors should not be construed as exhaustive. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

~~16~~

OVERVIEW

The Company is an “exploration stage" company. During fiscal year ended September 30, 2004, the Company's activities centered on the exploration of USMetals' mining property known as the Twin Peaks Mine and the acquisition of Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California. During the fiscal year, the Company did not engage in any commercially viable operations and realized no revenues from its activities. The annual costs incurred to date were primarily for the continued exploration of the Company's mining properties, expansion and maintenance of the Company's website, legal and accounting costs in conjunction with the Company's general and administrative expenses in anticipation of completing exploration and commencing a test production program on the Company’s mining properties. The annual maintenance fee payment for the 170 claims owned by the Registrant was increased from $100 per claim to $125 per claim for a total of $21,250.

All of the Company's mining business activities are conducted at this time through its subsidiaries, USMetals and Southwest Resource Development, Inc. International Energy Resources, Inc. has agreed to continue to supervise and direct the work of the Twin Peaks Mine Project Team upon adequate funding.

The Registrant, through its wholly owned subsidiary, USMetals, Inc., owns 141 unpatented contiguous mining claims totaling 2,820 acres in the Eureka Mining District of Yavapai County, Arizona. These claims have a history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered in important quantities. The previous owners started acquisition of this claim group in the early 1940's and by the mid-1980's the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.

Impairment Expense

We acquired the Twin Peaks Mine asset in 2002 and have been conducting limited exploration work on it, with the goal of commencing mineral production, for three years. Exploration activities have confirmed the presence of mineralization on this property. However, we have not commenced mining activities due to a lack of funding. Consequently, per our accounting policy regarding impairment charges, we decided to impair this asset and take it off the balance sheet. However, we are still aggressively pursing the financing necessary to complete a bankable feasibility study and proceed with our plans to commence mining activity. We believe with proper funding, the portions of the Twin Peaks property which have been more extensively explored could result in a value in excess of $200,000,000 per independent estimates of prior geochemical evaluations and geological studies.

We need 20 million to achieve a commercial level of mining on the Company’s properties. We have prepared plans for completion of bankable feasibility studies and test production programs on our properties that require smaller amounts of capital. We are seeking funding via equity or debt financing in Europe, the United States and Asia via private placement, working interest joint venture, and/or gold bullion loans.

The Registrant, through its wholly owned subsidiary Southwest Resource development, Inc., owns 8 unpatented lode and 21 unpatented placer mining claims totaling approximately 3,520 acres in eastern Imperial County, California which the Company refers to as the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County. These claims and the surrounding Mesquite Mining District have a history of mining activity going back almost 200 years. The exploration, drilling and assessment work at the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, was done and geological reports were completed by prior owners and indicated the presence of economically viable deposits of precious metals.

~~OVERVIEW~~

 ~~The Company is a "development stage" company. During fiscal year ended September 30, 2004, the Company's operations centered on the development of USMetals' mining property known as the Twin Peaks Mine and the acquisition of Chocolate Mountain Region claims and Picacho Area claims in Imperial County, California. During the fiscal year, the Company did not engage in any commercially viable operations and realized no revenues from operations. The annual operating costs incurred to date were primarily for the continued development of the Company's mining properties, development and maintenance of the Company's website, legal and accounting costs in conjunction with the Company's general and administrative expenses in anticipation of completing exploration and development of USMetals' mining properties, the Twin Peaks Mine and the Picacho Area Claims. The annual lease payment for the 170 claims owned by the Registrant was increased from $100 per claim to $125 per claim for a total of $21,250.~~

~~All of the Company's mining business operations are conducted at this time through its subsidiaries, USMetals and Southwest Resource Development, Inc. International Energy Resources, Inc. has agreed to continue to supervise and direct the work of the Twin Peaks Mine Exploration and Development Team upon adequate funding of the project.~~

~~As a result of the acquisition of USMetals, Inc., Registrant owns 141 unpatented contiguous mining claims totaling approximately 2,820 acres in Township 13, Yavapai County, Arizona. These claims have a history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered in important quantities. The previous owners started acquisition of this claim group in the early 1940's and by~~

~~the mid-1980's the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.~~

~~As a result of the acquisition of Southwest Resource Development, Inc., Registrant owns 8 unpatented lode and 21 unpatented placer mining claims totaling approximately 3,520 acres in eastern Imperial County, California which the Company refers to as the Chocolate Mountain Region claims and the Picacho Area Claims. These claims and the surrounding Mesquite Mining District have a history of mining activity going back almost 200 years. Similarly to the Company’s Arizona property, under the prior owners of the Chocolate Mountain Region claims and the Picacho Area Claims exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals.~~

I. Results of Operations

Comparison of operating results.

The Company has not yet commenced commercial operations and has had no revenues from operations.

~~17~~

General and administrative expense for fiscal 2004 was $956,174 compared to $865,287 for last year, an increase of approximately 10.5%.  The main areas of increase were in administration costs ($149,048 for fiscal 2004 compared to $83,532 last year); license expense ($26,289 in fiscal 2004 compared to $14,100 in fiscal 2003) and professional fees ($50,180 in fiscal 2004 compared to $5,133 in fiscal 2003). The increase in license expense was due to (a) an increase by the Bureau of Land Management in the year lease payment from $100 to $125 per claim and (b) to the increase in claims from 141 to 170.

After interest expense in fiscal 2004 of $7,934, compared to $0 in the prior year, the Company realized a net loss for fiscal 2004 of $964,108 as compared to a net loss of $865,287 for the prior fiscal year. This loss translated into a loss of $0.04 per shares for fiscal 2004, compared to a loss of only $0.03 for fiscal 2003.

II. Discussion of Financial Condition: Liquidity and Capital Resources

At September 30, 2004 cash on hand was $16,781 as compared with $59,555 at September 30, 2003.  During fiscal 2004 the Company received $267,175 through the sale of common stock and preferred stock.  In addition, the Company received services and the cancellation of existing indebtedness in the aggregate amount of $1,144,674 through the issuance of additional shares of common stock.  See,  “Recent Sales of Unregistered Securities” above.

The Company used these cash proceeds to pay for its business operations.

At September 30, 2004, the Company had a working capital deficit of $115,840 compared to working capital deficit of $505,989 at September 30, 2003. Working capital increased mainly as a result of issuing preferred and common stock in cancellation of existing debt and for cash proceeds as discussed above.

Total assets at September 30, 2004 were $2,468,664 as compared to $2,509,021 at September 30, 2003.

The Company's total stockholders' equity increased $392,566 from September 30, 2003 to $2,336,043 at September 30, 2004.  Stockholders’ equity increased because of the issuance of preferred and common stock for cash proceeds and in payment for services and cancellation of prior debt as discussed above.

Impact of Inflation

The general level of inflation has been relatively low during the last several fiscal years and has not had a significant impact on the Company.

~~18~~

30

ITEM 7.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Independent Auditor’s Report

F-1

Consolidated Balance Sheets

F-2

Consolidated Statement of Operations

F-3

Consolidated Statement of Cash Flows

F-4

Consolidated Statement of Changes in Shareholders Equity

F-5 – F-7

Notes to the Consolidated Financial Statements

F- ~~6~~  8 – F- ~~11~~ 15

~~19~~

DONAHUE ASSOCIATES, L.L.C.

 27 BEACH ROAD, SUITE CO5-A

    MONMOUTH BEACH, NJ.    07750

              Phone: (732) 229-7723

                 Independent Auditor’s Report

The Shareholders

USCorp.

(an Development Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of USCorp. as of September 30, 2004 and September 30, 2003 and the related consolidated statements of operations and consolidated statements of changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board in the United States ~~of America~~. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USCorp. as of September 30, 2004 and September 30, 2003 and the related consolidated statements of operations and consolidated statement of changes in shareholders’ equity and cash flows for the years then ended then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern.  Management’s plans with regard to these matters are also described in Note 2 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue in existence.

/s/ Donahue Associates, L.L.C.

Donahue Associates, L.L.C.

Monmouth Beach, New Jersey

November 10, 2004

      USCorp.

             (an ~~Development~~ Exploration Stage Company)

   Consolidated Balance Sheets

As of September 30, 2004 and September 30, 2003

ASSETS	2004	2003

Current assets:
Cash	$16,781	$59,555

Total current assets	16,781	59,555

Other assets:
 ~~Mining rights~~	~~2,449,466~~ 	~~2,449,466~~
Equipment- net	2,417	0
	$19,198	$59,555
Total assets	~~$2,468,664~~ 	~~$2,509,021~~

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$38,797	$529,311
Subscriptions payable-net	49,657	0
Advance payable to shareholder	44,167	36,233

Total current liabilities	132,621	565,544

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common;
no stated dividend, stated value $0.01, 10,000,000 shares authorized,
no shares outstanding at September 30, 2004 and September 30, 2003	$0	$0
Series B preferred stock, one share convertible to two shares of common;
10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized,
no shares outstanding at September 30, 2004 and September 30, 2003	0	0
Common stock- $.01 par value, authorized 100,000,000 shares,
Issued and outstanding, 29,531,459 shares at September 30, 2004
and 25,793,073 shares at September 30, 2003	295,314	257,931
Additional paid in capital	6,685,716	5,366,425
	(7,094,453)	(6,130,345)
Accumulated deficit during exploration stage	~~(4,644,987)~~	~~(3,680,879)~~
	(113,423)	~~(~~505,989)
Total shareholders' equity	~~2,336,043~~ 	~~1,943,477~~
	$19,198	$59,555
Total Liabilities & Shareholders' Equity	~~$2,468,664~~ 	~~$2,509,021~~

See the notes to the financial statements.

          USCorp.

    (an ~~Development~~ Exploration Stage Company)

         Consolidated Statements of Operations

                     For the Years Ended September 30, 2004 and September 30, 2003

                   and from Inception, May 1989 through September 30, 2004

Unaudited

			Inception
	2004	2003	to Date
General and administrative expenses:
Consulting	$730,657	$762,522	$2,752,789
Impairment Expense			2,449,466
Administration	149,048	83,532	840,113
License expense	26,289	14,100	109,532
Professional fees	50,180	5,133	334,619
Total general & administrative expenses	956,174	865,287	~~4,037,053~~
			6,486,519
			(6,486,519)
Net loss from operations	(956,174)	(865,287)	~~(4,037,053)~~

Other income (expenses):
Interest expense	(7,934)	0	(7,934)
Loss on mining claim	0	0	(600,000)

Net loss before provision for income taxes	(964,108)	(865,287)	(~~4,644,987~~)
			(7,094,453)
Provision for income taxes	0	0	0
			(7,094,453)
Net loss	($964,108)	($865,287)	~~($4,644,987~~)

Basic & fully diluted net loss per common share	($0.04)	($0.03)

Weighted average of common shares outstanding:
Basic & fully diluted	27,352,907	25,352,944

See the notes to the financial statements.

USCorp.

     (an ~~Development~~ Exploration Stage Company)

          Consolidated Statements of Cash Flows

  For the Years Ended September 30, 2004 and September 30, 2003

                   and from Inception, May 1989 through September 30, 2004

			Unaudited
			Inception
	2004	2003	to Date
Operating Activities:
Net loss	($964,108)	($865,287)	~~($4,644,987~~)
Adjustments to reconcile net income items			$7,094,453)
not requiring the use of cash:
Loss on sale of mining claim	0	0	600,000
Consulting fees	673,898	272,784	1,946,492
Depreciation expense	583	0	583
Interest expense	7,934		7,934
Impairment expense			2,449,466
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	(19,738)	529,309	(303,749)
Net cash used by operations	(301,431)	(63,194)	(2,393,727)

Investing activities:
Purchase of equipment	(3,000)	0	(3,000)
Net cash used by investing activities	(3,000)	0	(3,000)

Financing activities:
Issuance of common stock	212,000	0	2,088,539
Subscriptions received	55,175	0	55,175
Placement fees	(5,518)	0	(1,750)
Advance from shareholder	0	40,000	40,000
Capital contributed by shareholders	0	81,472	231,544
Net cash provided by financing activities	261,657	121,472	2,413,508

Net increase (decrease) in cash during the fiscal year	(42,774)	58,278	16,781

Cash balance at beginning of the fiscal year	59,555	1,277	0

Cash balance at end of the fiscal year	$16,781	$59,555	$16,781

Supplemental disclosures of cash flow information:
Interest paid during the fiscal year	$0	$0	$0
Income taxes paid during the fiscal year	$0	$0	$0

See the notes to the financial statements.

USCorp.

     (an ~~Development~~ Exploration Stage Company)

                   Consolidated Statement of Changes in Shareholders’ Equity

                         From Inception to September 30, 2004

      ( as Restated)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Inception	0	$0	$0	$0	$0

Issuance of common stock-6/6/89	84,688	847	1,185,153		1,186,000	$0.07

Net income fiscal 1990				520,000	520,000

Balance at September 30, 1990-unaudited	84,688	847	1,185,153	520,000	1,706,000

Net income fiscal 1991				1,108,000	1,108,000

Balance at September 30, 1991-unaudited	84,688	847	1,185,153	1,628,000	2,814,000

Issuance of common stock- 4/3/92	472	5	32,411		32,416	$0.22

Net income fiscal 1992				466,000	466,000

Balance at September 30, 1992-unaudited	85,160	852	1,217,564	2,094,000	3,312,416

Net loss fiscal 1993				(3,116,767)	(3,116,767)

Balance at September 30, 1993-unaudited	85,160	852	1,217,564	(1,022,767)	195,649

Net loss fiscal 1994				(63,388)	(63,388)

Balance at September 30, 1994-unaudited	85,160	852	1,217,564	(1,086,155)	132,261

Net income fiscal 1995				(132,261)	(132,261)

Balance at September 30, 1995-unaudited	85,160	852	1,217,564	(1,218,416)	0

Net loss fiscal 1996				0	0

Balance at September 30, 1996-unaudited	85,160	852	1,217,564	(1,218,416)	0

           USCorp.

     (an ~~Development~~ Exploration Stage Company)

                       Consolidated Statement of Changes in Shareholders’ Equity

                         From Inception to September 30, 2004

        (as Restated)

         (Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Stock issued for mining claim- 9/15/97	150,000	1,500	598,500		600,000	$0.20

Issuance of common stock- 9/15/97	50,000	500	59,874		60,374	$0.06

Stock issued for services- 9/15/97	14,878	149	29,608		29,757	$0.10

Net loss fiscal 1997				(90,131)	(90,131)

Balance at September 30, 1997-unaudited	300,038	3,001	1,905,546	(1,308,547)	600,000

Capital contributed by shareholder			58,668		58,668

Net loss fiscal 1998				(58,668)	(58,668)

Balance at September 30, 1998-unaudited	300,038	3,001	1,964,214	(1,367,215)	600,000

Capital contributed by shareholder			28,654		28,654

Net income fiscal 1999				(26,705)	(26,705)

Balance at September 30, 1999-unaudited	300,038	3,001	1,992,868	(1,393,920)	601,949

Capital contributed by shareholder			22,750		22,750

Net loss fiscal 2000				(624,699)	(624,699)

Balance at September 30, 2000-unaudited	300,038	3,001	2,015,618	(2,018,619)	0

USCorp.

     (an ~~Development~~ Exploration Stage Company)

                Consolidated Statement of Changes in Shareholders’ Equity

                         From Inception to September 30, 2004

        (as Restated)

         (Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock- 12/7/00	103,535	1,035	611,943		612,978	$0.15

Issued stock for compensation- 1/2/01	50,000	500	19,571		20,071	$0.04

Capital contributed by shareholder			21,719		21,719

Net loss fiscal 2001				(654,768)	(654,768)

Balance at September 30, 2001-unaudited	453,573	4,536	2,668,851	(2,673,387)	0

Purchase mining claim- 4/2/02	24,200,000	242,000	2,207,466		2,449,466	$0.10

Issued shares to employees- 9/11/02	267,500	2,675	(2,675)		0	$0.00

Capital contributed by shareholders			143,480		143,480
				(2,591,671)	(2,591,671)
Net loss for the fiscal year				~~(142,205)~~	~~(142,205)~~
				(5,265,058)	1,275
Balance at September 30, 2002-unaudited	24,921,073	249,211	5,017,122	~~(2,815,592)~~	~~2,450,741~~

Issued stock for services- 9/12/03	872,000	8,720	264,064		272,784	$0.31

Beneficial conversion feature			3,767		3,767

Capital contributed by shareholders			81,472		81,472

Net loss for the fiscal year				(865,287)	(865,287)
				(6,130,345)	(505,989)
Balance at September 30, 2003	25,793,073	257,931	5,366,425	~~(3,680,879)~~	~~1,943,477~~

Issuance of common stock- 12/29/03	550,000	5,500	206,500		212,000	$0.39

Issued stock to pay bills- 2/23/04	1,069,945	10,699	460,077		470,776	$0.44

Issued stock for services- 9/15/29	2,118,441	21,184	652,714		673,898	$0.32

Net loss for the fiscal year				(964,108)	(964,108)
				(7,094,453)	(113,423)
Balance at September 30, 2004	29,531,459	$295,314	$6,685,716	~~($4,644,987)~~	~~$2,336,043~~

See the notes to the financial statements.	*- Price adjusted for stock splits.

USCorp.

(an ~~Development~~ Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2004 and September 30, 2003

1.

 Organization of the Company and Significant Accounting Principles

USCorp. (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada as The Movie Greats Network, Inc. In August 1992, the Company changed its name to The Program Entertainment Group, Inc. and in August 1997 the Company changed its name to Santa Maria Resources, Inc. In September 2000 the Company changed its name to Fantasticon, Inc. and in January 2002 the Company changed its name to US Corp.

In April 2002 the Company ~~acquired US Metals, Inc. (“USMetals”), a Nevada corporation,~~ purchased by issuing 24,200,000 shares of common stock ~~US Metals became a wholly owned subsidiary of the Company. The Company, through its wholly owned subsidiary, USMetals, owns~~ 141 unpatented Lode Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Mine. Through its wholly owned subsidiary Southwest Resource Development, Inc., the Company owns 8 unpatented Lode and 21 unpatented Placer Claims in the Mesquite Mining District of Imperial County, California, which the Company refers to as the Chocolate Mountain Region Claims.

The Company has no business operations to date.

Consolidation- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary.  All significant inter-company balances have been eliminated.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include.  Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Shareholder Loans Payable- The Company applies Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Debt Issued with Beneficial Conversion Features.  EITF No.98-5 requires that a beneficial conversion feature be recognized upon the issuance of the debt with a favorable conversion feature, and the resultant debt discount be amortized to interest expense during the period from the date of issuance to the date the securities become convertible.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109  (SFAS No. 109), "Accounting for Income Taxes".  SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Mineral Properties- ~~The Company uses the successful efforts method of accounting for mineral properties. Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups are capitalized. Costs to conduct exploration and assay work that does not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved sites are expensed. Potential mineral properties are periodically assessed for impairment of value and a loss will be recognized at the time of impairment.~~ The Company is an ~~development~~ exploration stage company.  All costs incurred in the exploration for proved reserves are expensed to the statement of operations.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

~~Development~~ Exploration Stage Company- the Company has had no operations or revenues since its inception and therefore qualifies for treatment as an ~~development~~ exploration stage company as per Statement of Financial Accounting Standards (SFAS) No. 7.  As per SFAS No.7, financial transactions are accounted for as per generally accepted accounted principles.  Costs incurred during the ~~development~~ exploration stage are accumulated in “losses accumulated during the ~~development~~ exploration stage” and are reported in the Stockholders’ Equity section of the balance sheet.

2.

Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assume the continuity of the Company as a going concern.  However, during the twelve months ending September 30, 2004 and in the prior several fiscal years, the Company has experienced, and continues to experience, certain going concern issues related to profitability.  The Company incurred a net loss of $964,108 ~~962,107~~  in fiscal 2004 and $7,094,453~~4,642,986~~ since its inception and continues to rely on the issuance of shares to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

-

Raise capital to complete the company’s mining plan of operations.

-

Complete exploration and drilling on claims of the Twin Peaks Mine and Chocolate Mountain Region Claims.

-

Complete testing operations on all properties.

-

Complete reports and feasibility studies on the Twin Peaks Mine and Chocolate Mountain Region Claims.

-

Bring the Twin Peaks Mine and Chocolate Mountain Region Claims to full-scale commercial mining.

-

Obtain a credit facility based in part on the value of its proven reserves when necessary and if appropriate given market conditions.

3.  Net Loss per Share

The Company applies SFAS No. 128, “Earnings per Share” to calculate loss per share.  In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years.  Fully diluted loss per share includes the dilutive effects of outstanding common stock equivalents. There were shareholder notes convertible into 100,000 shares of common stock outstanding during fiscal 2004 that expired on September 30, 2004.  The effect of the outstanding convertible debt is not included in the calculation for net loss per share because their inclusion would be anti-dilutive.

The weighted average of common shares outstanding for the fiscal years ended 2004 and 2003 has been computed as follows:

	2004	2003

Shares outstanding	29,531,459	25,793,073

Weighted average	27,352,907	25,352,944

4. Issuances of Common Stock

During fiscal year 2003, the Company issued 872,000 shares to employees and consultants for services rendered valued at $272,784.

During fiscal year 2004, the Company issued 1,069,945 shares of common stock to vendors to pay outstanding invoices of $470,776.

During fiscal year 2004, the Company issued 550,000 shares of common stock and received proceeds of $212,000.

During fiscal year 2004, the Company issued 2,118,441 shares of common stock to consultants for services rendered valued at $673,898.

5. Related Party Transactions

The Company is provided office space by the chief executive officer and majority shareholder at no cost to the Company.

During fiscal year 2003, the chief executive officer and majority shareholder and other shareholders contributed capital of $81,472 to the Company for no shares.

In September 2003, the Company issued convertible debt at no interest to shareholders in the Company and received proceeds of $40,000.  The debt matured in September 2004 and entitled the shareholders to convert the debt into 100,000 shares of common stock at an exercise price of $0.40 per share.  The Company recorded a beneficial conversion feature of $3,767 as a result of the transaction and amortized the beneficial conversion feature to interest expense during fiscal year 2004.  In addition, the Company imputed interest on the shareholder advance of 10% and recorded the interest expense in the statement of operations.

6. Property and Equipment

A summary of equipment at September 30, 2004 is as follows:

	2004	2003

Office equipment	3,000	0
Accumulated depreciation	(583)	0

Net property & equipment	$2,417	$0

7. Private Placement

In June 2004, the Company offered a private placement of 6 million units.  Each unit of the private placement contained on share of preferred stock and one warrant at a price of $0.50 per unit.  The offer terminates in January 2005.

Each preferred share is convertible into two common shares at any time at the election of the preferred shareholder.  Each warrant represents the right of the holder to purchase one additional preferred share at a price of $0.50 during the two-year period following the date of their issuance.  The Company may call the warrants at any time at a redemption price of $0.001 per warrant provided the price of its common stock has traded above $1 for 20 consecutive days.

The preferred shares accrue interest at the rate of 10% per annum of the purchase price of $0.50, or $0.05 per year, payable annually in arrears. The Company may elect to make payment of interest in the form of common shares. In which case the number of common shares payable will equal the amount of interest payable divided by the closing price of the common shares on the date the dividend is declared by the Company.

The preferred shares are redeemable by the Company at any time after one year from the date of their issuance provided that the common shares have sustained a trading price of not less than $1.00 per common share for at least 20 consecutive trading days.  If the Company elects to redeem the Shares, the redemption price shall be determined as follows:

(v)

During the second year after their issuance at $0.575 per preferred share;

(vi)

During the third year after their issuance at  $0.55 per preferred share;

(vii)

During the fourth year after their issuance at $0.525 per preferred share;

(viii)

After the fourth year after their issuance at $0.50 per preferred share.

During September 2004, the Company received $55,175 of subscriptions for 112,500 units.

8. Income Tax Provision

Provision for income taxes is comprised of the following:
	2004	2003

Net loss before provision for income taxes	($957,174)	($865,287)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Timing differences	(1,871,059)	(1,482,447)
Allowance for recoverability	1,871,059	1,482,447
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Timing differences	$1,871,059	$1,482,447
Allowance for recoverability	(1,871,059)	(1,482,447)
Deferred tax benefit	$0	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal year
2010 and may not be recoverable upon the purchase of the Company under current IRS statutes.

9. Addendum to the Consolidated Statement of Cash Flows

The following transaction during the fiscal year 2004 has been classified as a non-cash transaction and has been excluded from the statement of cash flows.

During fiscal year 2004, the Company issued 1,069,945 shares of common stock to a consultant to pay for outstanding invoices of $470,776.

10. Restatement

Statement of Financial Accounting Standards (SFAS) No. 7 requires the statement of changes in shareholders’ equity since inception include dates of stock issuances and prices.  The statement of operations for fiscal 2003 and 2004 were not affected by the restatement.

Subsequent to the issuance of this report, management decided that the mining asset acquired in fiscal year 2002, which was presented in the balance sheet as a fixed asset, should be accounted for as an impaired expense in the Statement of Operations. The following table compares the original financial statement reported amounts and the restated financial statement amounts.

	2004	2004	2003	2003
	As Reported	As Restated	As Reported	As Restated

Total assets	$2,468,664	$19,198	$2,509,021	$59,555
Shareholders' equity	$2,336,043	($113,423)	$1,943,477	($505,989)

11.  Stock Warrants Outstanding

At September 30, 2003, the Company received a loan from two shareholders of $40,000.  The loans are unsecured and mature September 30, 2004 at no stated interest rate.  The loan agreement calls gives the option to the shareholders to convert the proceeds of the loan into shares of common stock at $.40 per share.  As a result, the Company has imputed a beneficial conversion feature of $3,767 to the proceeds received.  The beneficial conversion feature was amortized to interest expense over fiscal 2004.

The following table summarizes the details of the number of warrants issued and outstanding and the weighted average exercise price and years remaining on the warrants.

			Wgtd Avg
		Wgtd Avg	Years to
	Amount	Exercise Price	Maturity

Outstanding at October 1, 2002	0

Issued	100,000
Expired	0
Exercised	0

Outstanding at September 30, 2003	100,000	$0.40	1

Issued	0
Expired	0
Exercised	(100,000)

Outstanding at September 30, 2004	0	$0.00	0

11.  Stock Warrants Outstanding, continued

The Company applied the Black-Scholes option pricing model to determine the fair value of the detachable stock warrants and common stock warrants issued in fiscal year 2004. The following assumptions were used in the model. The dividend yield is 0%, volatility is 20%, and a risk-free interest rate of 2%. The fair values generated by the Black-Scholes model may not be indicative of the future values, if any, that may be received by the warrant holder.

12. Subsequent Event

In October 2004, the Company issued 115,000 shares of preferred B stock to subscription purchasers discussed in Note 7 and new subscription purchases received in October 2004. Also in October 2004 the shareholders approved a new class of Common Stock, 25,000,000 shares of $.001 par value Series B Common Stock.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

i. Registrant's primary accountant, Henry Schiffer, C.P.A., An Accountancy Corporation ("Schiffer"), was dismissed by the Company on March 19, 2004.

ii. No reports on the financial statements prepared by Schiffer over the two most recent fiscal years contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principals except for an uncertainty relating to the registrant's ability to continue as a going concern, which was stated in the reports for both years.

iii. The decision to change accountants was approved by the Board on March 19, 2004.

iv. During the registrant's two most recent fiscal years, and any subsequent interim period preceding the dismissal on March 19, 2004, there were no disagreements with the former accountant, Schiffer, on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Schiffer, would have caused him to make reference to the subject matter of the disagreement(s) in connection with his reports.

Schiffer did not advise the registrant that internal controls necessary to develop reliable financial statements did not exist; no information had come to Schiffer's attention which would make him unwilling to rely on management's representations, or unwilling to be associated with the financial statements prepared by management. Schiffer did not advise the registrant that the scope of the audit should be expanded significantly, or that information had come to his attention that would materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent audited financial statements, dated October 10, 2003, (including information that might preclude the issuance of an unqualified audit report).

v. The registrant retained the services of Donahue Associates, L.L.C., Monmouth Beach, New Jersey ("Donahue") on March 19, 2004, as its principal accountant and to conduct an audit for the year ended September 30, 2003.

vi. The registrant did not contact the new accountant prior to its engaging the new accountant regarding the application of accounting principals to a specified transaction, or the type of audit opinion that might be rendered on the registrant's financial statements.

vii. The registrant did not contact the new accountant prior to its engaging the new accountant regarding any matter that was either the subject of a disagreement or a reportable event.

~~20~~

ITEM 8A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure and controls and procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2004. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that the design and operation of our disclosure controls and procedures are effective.

(b) Changes in internal controls. There were no significant changes to our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 8B.  Other Information

In October 2004 the shareholders approved a new class of Common Stock, 25,000,000 shares of $.001 par value Series B Common Stock.  Effective November 17, 2004, the Company amended its Articles of Incorporation to create a new series of $.001 par value common stock in the amount of 25,000,000 shares.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

    Name

Age

Position Held

Robert Dultz

63

Chief Executive Officer, acting Chief Financial Officer and

  Chairman

Larry Dietz

57

President and Director

Carl W. O'Baugh

73

Vice President and Director

Spencer Eubank

52

Secretary, Treasurer and Director

Tom Owens

56

Director

Judith Ahrens

64

Director

Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected and qualified. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

~~21~~

BUSINESS EXPERIENCE OF CURRENT DIRECTORS AND OFFICERS AS OF SEPTEMBER 30, 2004

Robert Dultz USCorp’s Chairman and CEO since January 2002 has a 25-year association with the Twin Peaks property and as an individual is a former ownerr of a portion of the claims which make up the Twin Peaks property. Former Chairman and President of a prior corporate owner of the Twin Peaks claims and since 2000 has been a majority shareholder of corporate owners of the claims. Mr. Dultz has served on the boards of several publicly traded companies. Mr. Dultz spends in excess of 90% of his time working for USCorp.

Larry Dietz, The Company’s President and Director since January 2002, and has a 20-year association with the Twin peaks property and is former President of a prior corporate owner of the Twin Peaks claims. He served as President of Dietz and Associates, a mining consultancy, since 1982 and He is an expert in Arizona’s geology. Dietz authored the Arizona Mineral Industry Location System, a database identifying all known mineral occurrences in the state. He is Registered Expert Witness with the Technical Advisory Services for Attorneys. Associate member of the Society of Mining Engineers of the American Institute of Mining, Metallurgical and Petroleum Engineers. Mr. Dietz currently works full time for PacificCare at the Arizona State Retirement System. He devotes less than 5% of his time to USCorp

Spencer Eubank, the Company’s Secretary-Treasurer and a Director since January 2002. Mr. Eubank has served on the boards of several publicly traded companies. He has a 15-year association with the Twin Peaks property and since 2000 has been a shareholder and consultant to corporate owners of the claims. As an individual he is a former owner of 97 of the claims which make up the Twin Peaks property. Mr. Eubank spends in excess of 90% of his time working for USCorp on a consulting basis.

Carl W. O’ Baugh, an Independent Director of the Company since January 2002, and has a 20-year association with the Twin peaks property. Former Vice President of USCorp and Former President of a prior corporate owner of the Twin Peaks claims. Former President of Golconda Gems, Inc., a wholesale gem cutting, importing and distribution company with operations in the United States and Mexico. Extensive knowledge and experience of gems, minerals and metals. Mr. O’Baugh as been retired since 2000 and devotes less than 5% of his time to USCorp.

Tom Owens, is an Independent Director for the Company. He currently works full time as a litigation consultant and investigator. While serving with the Army in Bosnia Mr. Owens served as a public relations specialist before retiring from the military in 2000. In Bosnia Mr. Owens hosted a daily four-hour drive-time radio show carried via satellite to 134 countries. He supervised the preparation of the daily television newscast originating from Bosnia and led the first-ever U.S. news crew granted unescorted access inside a deployed Russian combat brigade. In 1994, Mr. Owens authored his book, Lying Eyes, a chronology of his work as a part of the team of professionals representing LAPD beating victim Rodney King. Mr. Owens worked as a law enforcement officer where he achieved the rank of captain. He holds the Los Angeles Police Medal and Police Star for valorous actions, awarded for service to the people of the city of Los Angeles. Mr. Owens serves the Registrant as an independent Director and on the Registrant's Audit Committee. Mr. Owens spends less than 10% of his time working for the Company.

Judith Ahrens an Independent Director of the Company since July 2003. Ms. Ahrens is a former lobbyist in Washington DC and has worked in public relations for National and State elected officials. Since 2000

Ms. Ahrens has worked full time for National Grants Conferences. She devotes less than 10% of her time to USCorp.

~~Robert Dultz, age 63, is Chairman of the Board, Chief Executive Officer, and the Principal Stockholder of the Registrant. Mr. Dultz is responsible for coordinating and directing the Registrant's Board of Directors, and chairing the direction of the Registrant. Mr. Dultz has acted as an investor and consultant for longer than the past 10 years. He has served on the boards of a number of publicly traded companies and on the boards of a number of private companies.~~

~~Larry Dietz, age 57, is President and Director of the Registrant. Mr. Dietz is in charge of Land Management and Development. Mr. Dietz brings to the Registrant a seasoned expertise in the field of mining, as well as an extensive knowledge of the entire mining industry in the western United States and especially in the State of Arizona. He is responsible for managing the properties owned or under the control of the Registrant as well as identifying additional properties for the Registrant to acquire and/or lease for the purpose of developing their mineral resources. While in the U.S. Navy he had a Top Secret/Crypto security clearance. He attended the University of Nebraska School of Technology and Agriculture where he earned a degree in Drafting, Surveying and Soil Science. He has been a consultant to the mining industry since 1982 as President of Dietz and Associates. He authored and released the updated, corrected and expanded versions of the Arizona Mineral Industry Location System (MILS) which is a database system for use on micro computers identifying all known mineral occurrences in Arizona.~~

~~Mr. Dietz also developed and released Mineral Databases from the U.S. Bureau of Mines for the western U.S., as well as a program called DLG1-2 which consists of the Digital Line Graph (DLG) data at a scale of 1:250,000 for the entire U.S. providing graphic displays of the mineral data for use on micro computers. Mr. Dietz is approved by the U.S. Department of Justice to provide title evidence and abstracts for both surface and mineral rights to lands located in the State of Arizona, and his Land Status Reports are recognized by the Vancouver Stock Exchange. He is registered as an Expert Witness with the Technical Advisory Services for Attorneys. He is currently an associate member of the Society of Mining Engineers of the American Institute of Mining, Metallurgical and Petroleum Engineers. Mr. Dietz is also proficient in the use of computers, database, word-processing, CAD graphics and communications software.~~

~~Carl W. O'Baugh, age 73, is Vice President and Director of the Registrant. Mr. O'Baugh is a past President of American Metals and Minerals, Inc., a Nevada Company which owned mining claims in central Arizona. He was President of Golconda Gems, Inc., from 1973 to 1985, a wholesale gem cutting, importing and distribution company with operations in the United States and Mexico. Mr. O'Baugh has served on the Boards of several public Companies and brings to the Registrant his knowledge and experience concerning gems, minerals and metals, as well as his wholesale, retail marketing and import-export expertise. Mr. O'Baugh has demonstrated his capabilities in effective senior corporate management and, in general, in business, by employing over 200 persons and directing the affairs of a corporation capable of sustaining that number of employees.~~

~~Spencer Eubank, age 53, is Secretary, Treasurer and Director of the Registrant. Mr. Eubank is responsible for maintaining the records of the Registrant and works closely with the senior executive management of the Registrant in day-to-day operations. Mr. Eubank has served on the boards of several public, private and not-for-profit companies as an officer and director. Mr. Eubank is the owner of an independent research and consulting service. Mr. Eubank has degrees in Theology (B.Th., 1985) and Sociology (B.A., 1988).~~

~~22~~

 (b)  Family relationships.

There are no family relationships among the officers or directors.

(c) Involvement in certain legal proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

~~23~~

(d)  Adoption of Code of Ethics.

On September 22, 2004 USCorp adopted a Code of Ethics for officers and directors of the Company, included in this report as Exhibit 14.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of its common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission ("SEC") and each exchange (or market quotation system) on which the Company's securities are registered. Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all ownership forms they file.

Based solely on current management's review of the copies of such forms received by it from former management, the Company believes that, during the year ended September 30, 2004 its officers, directors, and greater than ten-percent beneficial owners complied with all applicable filing requirements.

ITEM 10. EXECUTIVE COMPENSATION

During the fiscal year, USCorp's officers or directors did not devote their full time to the affairs of USCorp.  As reported in previous Form 10-QSB filings by the Company they did not receive compensation for their services; however, USCorp's officers received shares of the Company's common stock in consideration of their agreement to serve.

~~24~~

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the security ownership of executive officers, directors and certain beneficial owners of more than five percent (5%) of issuer's voting securities as of September 30, 2004. Unless otherwise stated, the Company believes the shares indicated were held directly.

Title of Class	Name and Address of Beneficial Owner	Amount of Ownership	Percentage of Ownership

Common	Robert Dultz (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	7,234,820	24.50%

Common	Dultz Family Trust, Robert Dultz Trustee (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	10,000,000	33.86%

Common	Larry Dietz (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	51,000	0.17%

Common	Spencer Eubank (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	240,750	0.82%

Common	Carl O’Baugh (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	50,250	0.17%

Common	Tom Owens (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	50,000	0.17%

Common	Judith Ahrens (1) c/o USCorp, 4535 W. Sahara Ave., Suite 204, Las Vegas, NV 89102	50,000	0.17%

Common	U.S. Metals And Minerals, Inc. 2338 W. Royal Palm Rd., Suite J, Phoenix, AZ 85021	2,700,000	9.14%

Common	Officers, Directors and Affiliates as a group (7 individuals)	20,376,820	69.00%

~~25~~

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is provided office equipment and space by the chief executive officer and majority shareholder at no cost to the Company.

PART IV

ITEM 13. EXHIBITS

 (A)  EXHIBITS

14.1

Code of Ethics for Chief Executive Officer and Senior Financial Officers*

23.1

Consent of International Energy and Resources, Inc.

31.1

Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 ~~*~~

32.1

Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002 ~~*~~

    *  Previously filed

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has adopted a policy regarding the retention of the independent auditors that requires pre-approval of all services by the Audit Committee or the Chairman of the Audit Committee. When services are pre-approved by the Chairman of the Audit Committee, notice of such approvals is given simultaneously to the other members of the Audit Committee.

The Audit Committee has reviewed and discussed the fees paid to Donahue Associates, L.L.C. for the reports covering fiscal 2003 and 2004 for audit, audit-related, tax and other services.

The Audit Committee has reviewed and discussed the audited financial statements with the Company's management; and discussed with Donahue Associates, L.L.C., independent auditors for the Company, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

The aggregate fees billed for the fiscal years ended September 30, 2003 and September 30, 2004 for professional services rendered by Donahue Associates, L.L.C. for the audit of the Company’s financial statements were $1,750 for fiscal 2003 and $2,500 and $2,550 for audit and quarterly review of interim financial statements filed on Form 10QSB, respectively, for fiscal 2004.

The aggregate fees billed during the last two fiscal years for professional services rendered by Henry Schiffer, C.P.A. for the audit of the Company’s financial statements for the fiscal year ended September 30, 2003 and for his review of financial statements included in the Company’s Form 10-QSB’s during the last two fiscal years ended September 30, 2003 and other services that are normally provided by an accountant in connection with statutory and regulatory filings or engagements during such fiscal years were $4,000 for fiscal 2003 and $5,000 for fiscal 2002.

~~26~~

Audit-Related Fees

Donahue Associates, L.L.C. did not bill us for any assurance or related services that were related to the performance of the audit of the financial statements.

Henry Schiffer, C.P.A. did not bill us for any assurance or related services that were related to the performance of the audit of the financial statements.

Tax Fees

Since March 19, 2004 Donahue Associates, L.L.C. has not provided any professional services for tax compliance, tax advice and tax planning.

Henry Schiffer, C.P.A. did not provide any professional services for tax compliance, tax advice and tax planning.

Other Fees

No other fees were paid to Donahue Associates, L.L.C. or to Henry Schiffer, C.P.A.

~~27~~

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

USCORP.

/s/ Larry Dietz

Larry Dietz

President and Director

Dated: ~~May 11~~ October 13 , 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature

Title

Date

/s/ Robert Dultz

Chairman and Chief

~~May  11~~ October 1 3 , 2005

Robert Dultz

Executive Officer

/s/ Larry Dietz

President and Director

~~May  11~~ October 13 , 2005

Larry Dietz

/s/ Carl O'Baugh

Vice President and Director

~~May 11~~ October 13 , 2005

Carl O'Baugh

/s/ Spencer Eubank

Secretary Treasurer and Director

~~May 11~~ October 13 , 2005

Spencer Eubank

and Acting Chief Financial Officer

/s/ Judith Ahrens

Director

~~May 11~~ October 13 , 2005

Judith Ahrens

~~28~~

Exhibit 23.1

CONSENT OF INTERNATIONAL ENERGY AND RESOURCES, INC.

     We hereby consent to the incorporation by reference of any reports concerning reserves and other analyses performed by us in our capacity as an independent consultant to USCorp (the “Company”), which are set forth in the Company’s Annual Report on Form 10-KSB for the years ended September 30, 2003, September 30, 2004 and September 30, 2005; any registration statements or prospectuses to be filed in connection with the sale or resale from time to time of securities of the Company, or amendments or supplements thereto; and in any amendment to any registration statements or prospectuses.

We also consent to the reference to us under the headings “Consultants” and “Experts” in any of the aforementioned documents.

INTERNATIONAL ENERGY AND RESOURCES, INC.

/s/ Don E. Brown

Name:  Don E. Brown

Title:  President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 10-QSB /A

Amendment No. 1

[X]  Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange

Act of 1934 for the quarterly period ended March 31, 2005

or

[    ] Transition Report pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934 for the transition period from _____ to _______

Commission File Number 000-19061

USCORP

(Exact name of registrant as specified in its charter)

Nevada	87-0403330
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

4535 W. SAHARA AVE. SUITE 204

Las Vegas, NV 89102

---------------------------------------------

(Address of principal executive offices)

(702) 933-4034

------------------

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X]      NO [_]

As of March 31, 2005, the Registrant had  29,781,459 shares of Common Stock, par value $.01, outstanding.

1

***

Explanatory Note :  This amendment Number 1 to the quarterly report on Form 10-QSB/A for the period ended March 31, 2005 is being filed  in order to delete references to “reserves” and “development”, to correct the misuse of the term “option” in relation to the Company’s acquisition of the Kingman Area Claims; to expand the disclosures in Management’s Discussion and Analysis or Plan of Operation, and Notes One and Eight to the Consolidated Financial Statements.

This 10-QSB/A also amends the Consolidated Balance Sheets and Consolidated Statement of Operations and accompanying statements for the years ending September 30, 2004 and 2003 in that the mining rights have been impaired and expensed.

USCORP

TABLE OF CONTENTS

PART I -- FINANCIAL INFORMATION

Item 1. Financial Statements

Independent Auditors Report

3

Consolidated Balance Sheet as of March 31, 2005 (unaudited)

4

Consolidated Statements of Operations for the Six and Three Months Ended

March 31, 2005 and 2004 (unaudited)

5

Consolidated Statements of Shareholders’ Equity as of March 31, 2005

(unaudited)

6

Consolidated Statements of Cash Flows for the Six Months Ended

March 31, 2005 (unaudited)

7

Notes to Consolidated Financial Statements (unaudited)

8

Item 2.  Management’s Discussion and Analysis of Financial Condition and

                Results of Operations

~~12~~ 13

Item 3.  Controls and Procedures

~~15~~ 17

PART II -- OTHER INFORMATION

Item 6.  Exhibits

~~16~~ 18

SIGNATURES

~~17~~ 19

2

PART I    FINANCIAL INFORMATION

Item 1    Financial Statements

DONAHUE ASSOCIATES, LLC

Certified Public Accountants

27 Beach Road Suite CO5A

Monmouth Beach, NJ 07750

Tel. 732-229-7723

The Shareholders

USCorp

(an Exploration Stage Company)

We have reviewed the accompanying consolidated balance sheets of USCorp as of March 31, 2005 and the related statements of operations, cash flows, and changes in stockholders' equity for the six months ended March 31, 2005 and 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our review.

We conducted our review in accordance with reviewing standards generally accepted by the Public Company Accounting Oversight Board in the United States of America.  Those standards require that we plan and perform the review to obtain reasonable assurance about whether the financial statements are free of material misstatement.  A review includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A review also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation.  We believe that our review provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USCorp as of the dates referred to above and the related consolidated statements of operations and consolidated statement of changes in shareholders’ equity and cash flows for the period then ended then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern.  Management’s plans with regard to these matters are also described in Note 2 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue in existence.

/s/ Donahue Associates, L.L.C.

DONAHUE ASSOCIATES, L.L.C.

Monmouth Beach, New Jersey

May 9, 2005

3

USCorp.

              ~~(a Development~~ (an Exploration Stage Company)

              Balance Sheet

   As of March 31, 2005 and September 30, 2004

                                                                                                                           As Restated        As Restated

	Unaudited	Audited
ASSETS	3/31/2005	9/30/2004

Current assets:
Cash	$4,864	$16,781

Total current assets	25,540	16,781

Other assets:
 ~~Mining rights~~	~~2,449,466~~ 	~~2,449,466~~
Equipment- net	5,105	2,417
	$9,969	$19,198
Total assets	~~$2,459,435~~	~~$2,468,664~~

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$6,298	$38,797
Subscriptions payable-net	0	49,657
Notes payable to shareholder	0	44,167

Total current liabilities	6,298	132,621

Advances from shareholders	35,994

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common;
10% stated dividend, stated value $0.50, 10,000,000 shares authorized,
no shares outstanding	$0	$0
Series B preferred stock, one share convertible to eight shares of common;
10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized,
155,000 shares outstanding	71,982	0
Common stock- $.01 par value, authorized 100,000,000 shares, issued and outstanding, 29,531,459 shares at September 30, 2004
and 30,411,431 at March 31, 2005	304,114	295,314
Additional paid in capital	6,853,116	6,685,716
	(7,261,535)	(7,094,453)
Accumulated deficit	~~(4,812,069)~~	~~(4,644,987)~~
	$(32,323)	($113,423)
Total shareholders' equity	2,417,143	2,336,043
	$9,969	$19,198
Total Liabilities & Shareholders' Equity	~~$2,459,435~~ 	~~$2,468,664~~

See the notes to the financial statements.

4

          USCorp.

     ~~(a Development~~ (an Exploration Stage Company)

         Unaudited  Statements of Operations

                For the Six Months and Quarters Ended March 31, 2005 and March 31, 2004

                   and from Inception, May 1989 through March 31, 2005

					As restated
	10/1/04 to	10/1/03 to	1/1/2005	1/1/2004	Inception
	3/31/2005	3/31/2004	3/31/2005	3/31/2004	to Date
General and administrative expenses:
Consulting	$54,189	$56,641	$13,481	$29,663	$2,806,978
					3,369,203
Administration	79,624	42,244	79,624	28,793	~~919,737~~
License expense	45	700	(5,835)	700	109,577
Professional fees	6,830	7,273	(81,482)	4,793	341,449
Total general & administrative expenses	140,688	106,858	5,788	63,949	~~4,177,741~~
					6,627,207
Net loss from operations	(140,688)	(106,858)	(5,788)	(63,949)	~~(4,177,741)~~
					(6,627,207
Other income (expenses):
Interest expense	(2,394)	(3,706)	(2,394)	(419)	(10,328)
Loss on mining claim	0	0	0	0	(600,000)
					(7,237,535)
Net loss before provision for income taxes	(143,082)	(110,564)	(8,182)	(64,368)	~~(4,788,069)~~

Provision for income taxes	0	0	0	0	0
					(7,237,535)
Net loss before extraordinary item	(143,082)	(110,564)	(8,182)	(64,368)	~~(4,788,069)~~

Extraordinary item:
Debt conversion (net of tax)	(24,000)	0	0	0	(24,000)

					($7,261,535)
Net loss	($167,082)	($110,564)	($8,182)	($64,368)	~~($4,812,069)~~

Basic & fully diluted net loss per common share	($0.01)	($0.00)	($0.00)	($0.00)

Weighted average of common shares outstanding:
Basic & fully diluted	29,827,647	26,898,968	30,113,034	27,040,818

See the notes to the financial statements.

5

USCorp.

      ~~(a Development~~ (an Exploration Stage Company)

    Unaudited Statements of Cash Flows

                For the six Months and Quarters Ended March 31, 2005 and March 31, 2004

                   and from Inception, May 1989 through March 31, 2005

			As restated
	10/1/04 to	10/1/03 to	Inception
	3/31/2005	3/31/2004	to Date
Operating Activities:
Net loss	($167,082)	($110,564)	($7,261,535) ~~($4,812,069)~~
Adjustments to reconcile net income items not requiring cash:
Loss on sale of mining claim	0	0	600,000
Consulting fees	64,200	41,448	2,010,692
Depreciation expense	893	0	1,476
Interest expense	2,394	3,706	10,328
Impairment expense	0	0	2,466,449
Debt conversion (net of tax)	24,000	0	24,000
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	(32,499)	(43,832)	(336,248)
Net cash used by operations	(108,094)	(109,242)	(2,501,821)

Investing activities:
Purchase of equipment	(3,581)	(3,000)	(6,581)
Net cash used by investing activities	(3,581)	(3,000)	(6,581)

Financing activities:
Issuance of common stock	48,000	60,000	2,088,539
Issuance of preferred stock	27,843	0	27,843
Subscriptions received	0	0	123,952
Placement fees	(5,518)	0	(5,518)
Advance from shareholder	29,433	1,000	46,906
Capital contributed by shareholders	0	0	231,544
Net cash provided by financing activities	99,758	61,000	2,513,266

Net increase (decrease) in cash during the fiscal year	(11,917)	(51,242)	4,864
Cash balance at beginning of the fiscal year	16,781	59,555	0
Cash balance at end of the fiscal year	$4,864	$8,313	$4,864

Supplemental disclosures of cash flow information:
Interest paid during the fiscal year	$0	$0	$0
Income taxes paid during the fiscal year	$0	$0	$0
See the notes to the financial statements.

6

USCorp.

     (an Exploration Stage Company)

          Unaudited Consolidated Statement of Changes in Shareholders Equity

                     From October 1, 2004 to March 31, 2005 and

From October 1, 2003 to March 31, 2004

      As Restated

	Common	Common	Paid in	Preferred	Preferred	Accumulated
	Shares	Par Value	Capital	Shares	Value	Deficit	Total

						($6,130,345)	($505,989)
Balance at October 1, 2003	25,793,073	$257,931	$5,366,425	0	$0	~~($3,680,879~~)	~~$1,943,477~~

Issuance of common stock	150,000	1,500	58,500				60,000

Issued stock to pay bills	1,069,945	10,699	460,077				470,776

Issued stock for services	116,800	1,168	40,280				41,448

Net loss for the period						(110,564)	(110,564)
						($6,240,909)	$44,329)
Balance at March 31, 2004	27,129,818	$271,298	$5,925,282	0	$0	~~($3,791,443)~~	~~$2,405,137~~

						($7,094,453)	($113,423)
Balance at October 1, 2004	29,531,459	$295,314	$6,685,716	0	$0	~~($4,644,987)~~	~~$2,336,043~~

Issuance of common stock	150,000	1,500	46,500				48,000

Issued stock for services	330,000	3,300	60,900				64,200

Issued stock to pay debt	400,000	4,000	60,000				64,000

Issuance of preferred stock				155,000	71,982		71,982

Net loss for the period						(167,082)	(167,082)
						($7,261,535)	($32,323)
Balance at March 31, 2005	30,411,459	$304,114	$6,853,116	155,000	$71,982	~~($4,812,069)~~	~~$2,417,143~~

See the notes to the financial statements.

7

USCorp.

(a n ~~Development Stage~~ Exploration Stage Company)

Unaudited Notes to the Financial Statements

For the Six Months and Quarters Ended March 31, 2005 and March 31, 2004

1.

 Organization of the Company and Significant Accounting Principles

USCorp. (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada as The Movie Greats Network, Inc. In August 1992, the Company changed its name to The Program Entertainment Group, Inc. and in August 1997 the Company changed its name to Santa Maria Resources, Inc. In September 2000 the Company changed its name to Fantasticon, Inc. and in January 2002 the Company changed its name to US Corp.

In April 2002 the Company ~~acquired US Metals, Inc. (“USMetals”), a Nevada corporation,~~  purchased by issuing 24,200,000 shares of common stock ~~. US Metals became a wholly owned subsidiary of the Company.~~

~~The Company, through its wholly owned subsidiary, USMetals, owns~~ 141 Lode Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Mine ~~;~~ ..  ~~and t~~ T hrough its wholly owned subsidiary Southwest Resource Development, Inc., the Company owns 8 Lode and 21 Placer Claims in the Mesquite Mining District of Imperial County, California, which the Company refers to as the Chocolate Mountain Region Claims.

The Company has no business operations to date.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include.  Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Shareholder Loans Payable- The Company applies Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Debt Issued with Beneficial Conversion Features.  EITF No.98-5 requires that a beneficial conversion feature be recognized upon the issuance of the debt with a favorable conversion feature, and the resultant debt discount be amortized to interest expense during the period from the date of issuance to the date the securities become convertible.

8

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109  (SFAS No. 109), "Accounting for Income Taxes".  SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Mineral Properties-  ~~The Company uses the successful efforts method of accounting for mineral properties. Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups are capitalized. Costs to conduct exploration and assay work that does not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved sites are expensed. Potential mineral properties are periodically assessed for impairment of value and a loss will be recognized at the time of impairment.~~ The Company is an exploration stage company. All costs incurred in the exploration for proved reserves are expensed to the statement of operations .

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

~~Development Stage~~ Exploration Stage Company- the Company has had no operations or revenues since its inception and therefore qualifies for treatment as a ~~development stage~~ exploration stage company as per Statement of Financial Accounting Standards (SFAS) No. 7.  As per SFAS No.7, financial transactions are accounted for as per generally accepted accounted principles.  Costs incurred during the ~~development stage~~ exploration stage are accumulated in “losses accumulated during the ~~development stage~~ exploration stage ” and are reported in the Stockholders’ Equity section of the balance sheet.

2.

Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assume the continuity of the Company as a going concern.  However, the Company has incurred significant losses since its inception and has no business operations and continues to rely on the issuance of shares to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

- Raise capital to complete the company’s mining plan of operations.

- Complete exploration and drilling on claims of the Twin Peaks Mine and Chocolate Mountain        Region Claims.

- Complete testing operations on all properties.

9

- Complete reports and feasibility studies on the Twin Peaks Mine and Chocolate Mountain Region Claims.

- Bring the Twin Peaks Mine and Chocolate Mountain Region Claims to full-scale commercial mining.

- Obtain a credit facility based in part on the value of its proven reserves when necessary and if appropriate given market conditions.

3.  Net Loss per Share

The Company applies SFAS No. 128, “Earnings per Share” to calculate loss per share.  In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years.  Fully diluted loss per share includes the dilutive effects of outstanding common stock equivalents. There are no financial instruments convertible into common stock at March 31, 2005.

	2004	2003

Shares outstanding	30,411,461	25,793,073

Weighted average	29,827,647	25,352,944

4. Related Party Transactions

The Company is provided office space by the chief executive officer and majority shareholder at no cost to the Company.

In September 2003, the Company issued convertible debt at no interest to shareholders in the Company and received proceeds of $40,000.  The debt matured in September 2004 and entitled the shareholders to convert the debt into 100,000 shares of common stock at an exercise price of $0.40 per share.  The Company recorded a beneficial conversion feature of $3,767 as a result of the transaction and amortized the beneficial conversion feature to interest expense during fiscal year 2004.  In addition, the Company imputed interest on the shareholder advance of 10% and recorded the interest expense in the statement of operations.

This debt and the attendant detachable warrants were extinguished by the Company in February 2005 by issuing 400,000 shares of common stock.  The Company recognized a loss on the retirement of this debt of $24,000, net of tax, in the statement of operations.

The majority shareholder and president of the Company advanced the Company $85,195 during fiscal year 2005 at no interest.  The Company imputed interest at the Company’s cost of capital of 8% and recorded $2,660 in interest expense for the nine months ended June 30, 2005.

10

5. Income Tax Provision

Provision for income taxes is comprised of the following:
	3/31/2005	3/31/2004

Net loss before provision for income taxes	($140,688)	($110,564)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Timing differences	(1,539,566)	(1,527,616)
Allowance for recoverability	1,539,566	1,527,616
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Timing differences	$1,539,566	$1,527,616
Allowance for recoverability	(1,539,566)	(1,527,616)
Deferred tax benefit	$0	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal year
2010 and may not be recoverable upon the purchase of the Company under current IRS statutes.

11

6. Property and Equipment

A summary of equipment is as follows:

	3/31/2005	9/30/2004

Office equipment	6,581	3,000
Accumulated depreciation	(1,476)	(583)

Net property & equipment	$5,105	$2,417

7. Issuances of Common stock

In December 2004, the Company issued 150,000 shares of common stock and received proceeds of $48,000.  In addition, the Company issued 330,000 shares of common stock to consultants for services rendered.

8. Restatement

Subsequent to the issuance of this report, management determined that the mining claim asset should have been impaired in the year it was acquired, fiscal 2002, because the estimate of the future cash flows discounted to the present could not be reasonably estimated nor assured.  The restatement affected total assets and total shareholders’ deficit as follows:

	As Restated	As Reported

Total Assets	$9,969	$2,459,435
Shareholders' deficit	($32,323)	$2,417,143

12

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and Notes thereto, and the other financial data appearing elsewhere in this Report.

The information set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including, among others (i) expected changes in the Company's revenues and profitability, (ii) prospective business opportunities and (iii) the Company's strategy for financing its business. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". These forward-looking statements relate to the plans, objectives and expectations of the Company for future operations. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, in light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

The Company's revenues and results of operations could differ materially from those projected in the forward-looking statements as a result of numerous factors, including, but not limited to, the following: (i) changes in external competitive market factors, (ii) termination of certain operating agreements or inability to enter into additional operating agreements, (iii) inability to satisfy anticipated working capital or other cash requirements, (iv) changes in or developments under domestic or foreign laws, regulations, governmental requirements or in the mining industry, (v) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the market, (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace, and (ix) the Company's lack of liquidity and its ability to raise additional capital. In light of these risks and uncertainties, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The foregoing review of important factors should not be construed as exhaustive. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is a " ~~development stage~~ exploration stage " company. During period ended March 31, 2005, the Company's operations centered on ~~the development~~ completing exploration of USMetals' mining property known as the Twin Peaks Mine, Southwest’s mining property known as the Chocolate Mountain Region claims, and its mining property known as the Kingman Area Mine Tailings. During the period, the Company did not engage in any commercially viable operations and realized no revenues from operations. The annual operating costs incurred to date were primarily for the continued ~~development~~ exploration of the Company's mining properties, ~~development and~~  maintenance of the Company's website, legal,   accounting costs in conjunction with the Company's general and administrative expenses in anticipation of completing exploration  ~~and development~~ of USMetals' and Southwest’s mining properties and related acquisition costs. The annual lease payment for the 172 claims owned by the Registrant is $125 per claim effective September 1, 2004.

13

Significant Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to reserves and intangible assets.  Management bases its estimates and judgments on historical experiences and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the appropriate carrying value of certain assets which are not readily apparent from other sources, primarily allowance for the cost of the Mineral Properties based on the successful efforts method of accounting.  These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the consolidated financial statements included in our Annual Report on Form l0-KSB for the fiscal year ended September 30, 2004.

OVERVIEW

The Company is an “exploration stage" company. During fiscal year ended September 30, 2004, the Company's activities centered on the exploration of USMetals' mining property known as the Twin Peaks Mine and the acquisition of Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, California. During the fiscal year, the Company did not engage in any commercially viable operations and realized no revenues from its activities. The annual costs incurred to date were primarily for the continued exploration of the Company's mining properties, expansion and maintenance of the Company's website, legal and accounting costs in conjunction with the Company's general and administrative expenses in anticipation of completing exploration and commencing a test production program on the Company’s mining properties. The annual maintenance fee payment for the 170 claims owned by the Registrant was increased from $100 per claim to $125 per claim for a total of $21,250.

All of the Company's mining business activities are conducted at this time through its subsidiaries, USMetals and Southwest Resource Development, Inc. International Energy Resources, Inc. has agreed to continue to supervise and direct the work of the Twin Peaks Mine Project Team upon adequate funding.

The Registrant, through its wholly owned subsidiary, USMetals, Inc., owns 141 unpatented contiguous mining claims totaling 2,820 acres in the Eureka Mining District of Yavapai County, Arizona. These claims have a history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered in important quantities. The previous owners started acquisition of this claim group in the early 1940's and by the mid-1980's the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.

Impairment Expense

We acquired the Twin Peaks Mine asset in 2002 and have been conducting limited exploration work on it, with the goal of commencing mineral production, for three years. Exploration activities have

14

confirmed the presence of mineralization on this property. However, we have not commenced mining activities due to a lack of funding. Consequently, per our accounting policy regarding impairment charges, we decided to impair this asset and take it off the balance sheet. However, we are still aggressively pursing the financing necessary to complete a bankable feasibility study and proceed with our plans to commence mining activity. We believe with proper funding, the portions of the Twin Peaks property which have been more extensively explored could result in a value in excess of $200,000,000 per independent estimates of prior geochemical evaluations and geological studies.

We need 20 million to achieve a commercial level of mining on the Company’s properties. We have prepared plans for completion of bankable feasibility studies and test production programs on our properties that require smaller amounts of capital. We are seeking funding via equity or debt financing in Europe, the United States and Asia via private placement, working interest joint venture, and/or gold bullion loans.

~~OVERVIEW~~

~~On April 2, 2002, the Company acquired USMetals, Inc. ("USMetals") for 24,200,000 shares of its common stock in a share-for-share exchange whereby USMetals became a wholly owned subsidiary of USCorp.  The fair value of the property owned by USMetals is based upon the values that were estimated by field personnel. The estimated fair market values of the assets acquired and liabilities assumed* in the acquisition of USMetals are as follows:~~

~~Estimated fair value of assets acquired:~~

~~Property~~	~~$19,600~~
~~Mine Development under prior owners  and contractors~~
~~Hayes Mining, Phillips Mining~~	~~400,000~~
~~American Metals and Minerals~~	~~297,758~~
~~Santa Maria Resources~~	~~600,000~~
~~International Energy and Resources~~	~~818,000~~

~~Total fair value of assets~~	~~2,435,358~~

~~*Liabilities assumed:~~
~~Annual Lease Payment 2002~~	~~14,100~~

~~Estimated fair value of acquisition~~	~~$2,449,466~~

~~Complete details of the transaction were disclosed in a Current Report on Form 8-K dated April 2, 2002.~~

~~All of the Company's mining business operations are conducted at this time through its operating subsidiaries, USMetals, Inc. and Southwest Resource Development, Inc.~~

~~As a result of the USMetals acquisition, Registrant owns 141 unpatented contiguous mining claims totaling approximately 2,820 acres in Township 13, Yavapai County, Arizona. These claims have a~~

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~~history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered in important quantities. The previous owners started acquisition of this claim group in the early 1940's and by the mid-1980's the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.~~

Chocolate Mountain Region Claims Acquisition

On June 15, 2004 the Company filed a Form 8-K with the Securities and Exchange Commission reporting that on May 29, 2004, the Company concluded the acquisition of an aggregate of 29 additional gold mining claims located in Imperial County, California from two individuals.   In lieu of cash payment for the claims the Company entered into what is essentially a joint venture with the former owners whereby the Company is obligated to commence production on these claims within two years with the former owners entitled to receive 20% of all net smelter returns of gold, whether paid in cash or in kind.

Under the terms of the acquisition, the Company granted each of the two sellers an option to acquire 50,000 shares of the Company’s common stock at the then current market price at any time within a two year period.  The agreements further provide that the Company’s obligation to commence gold production within two years would be terminated in the event that the foregoing stock options were exercised.  Further, in the event that the Company subsequently sells the claims within two years of the acquisition date, then the sellers will be entitled to receive 20% of the net proceeds of such sale.

On June 15, 2004, we issued a press release regarding these acquisitions.

On February 14, 2005 the Company filed a Form 8-K with the Securities and Exchange Commission reporting that the Company concluded the acquisition of 2 additional gold mining claims located near Kingman, Arizona from a private corporation.   In lieu of cash payment for the claims the Company entered into what is essentially a joint venture with the former owners whereby the Company is obligated to commence production on these claims within two years with the former owners entitled to receive 30% of all net smelter returns of gold, whether paid in cash or in kind.

Under the terms of the acquisition, the Company granted the former owners of the claims ~~an option~~ the choice to ~~acquire~~  accept 250,000 shares of the Company’s common stock  ~~at the then current market price~~ at any time within a two year period in exchange for waiving the Company’s obligation to commence production on these claims within two years . The ~~option was exercised~~ former owners choose to accept the 250,000 shares of stock on March 23, 2005. On February 14, 2005, we issued a press release regarding this acquisition.

MANAGEMENT'S DEVELOPMENT PLANS

In order to improve operations and liquidity and meet its cash flow needs, the company has or intends to do the following:

- Secure additional equity financing needed to accomplish Corporate goals from private sources and institutional funds, nationally and internationally;

- Complete acquisitions of other potential producing properties in the region surrounding the Twin Peaks Mine and in other areas of California and Nevada;

- Establish a corporate office in Arizona, a field office on or near the Twin Peaks Mine site and an office centrally located near the financial markets of Southern California;

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 - Development of the Twin Peaks Mine and the Chocolate Mountain Region Claims by implementing a comprehensive exploration program of the entire group of 170 claims;

- Complete Twin Peaks Mine and Chocolate Mountain Region Claims ore testing program in order to determine the best mining methods and recovery rates;

- Retain an environmental consulting firm to design a post-production reclamation program;

- Complete bankable feasibility studies meeting SEC standards for placing the true reserve value of existing claims on the financial statements; and

- Complete, file and secure approval of major Mining Plans of Operations with the U.S. Bureau of Land Management (BLM).

As a result of these plans, management believes that it will generate sufficient cash flows to meet its obligations in 2005.

Discussion of Financial Condition.

As of March 31, 2005 the Company had total assets of $ 9,969 ~~2,459,435~~ with total liabilities of $6,298  ~~(compared with $$2,460,779 and $55,642 respectively for March 31, 2004)~~ .. The company has incurred a net loss of approximately $ 5,788 ~~167,082~~ for the three months ended March 31, 2005  ~~(compared to $110,564 net loss at March 31, 2004)~~ ..

Registrant will require significant additional funds in order to complete exploration ~~and development~~  of the Twin Peaks Mine and its other properties. The Company has made plans to undertake an offering or private placement of its securities in order to raise the needed funding.  Based upon available cash on hand, management is of the opinion that, without additional financing, the Company will have adequate funds available to meet its cash needs for the next three (3) months.  Thereafter, it will need to secure additional funds in order to continue its operations.

ITEM 3. CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this quarterly report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

There has been no change in the Company's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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PART II - OTHER INFORMATION

ITEM 6. EXHIBITS

(a)   Exhibits:

31.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USCORP

By: /s/ Robert Dultz

Robert Dultz

Chief Executive Officer

By:  /s/ Spencer Eubank

Spencer Eubank, Secretary,-Treasurer and

Acting Chief Financial Officer

Date: May 11, 2005

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                                    USMETALS, INC.

                          (a Development Stage Company)

                                  BALANCE SHEET

                                   (UNAUDITED)

                                                            March 31,

                                                              2002

                                                           -----------

ASSETS

  Current assets:

     Cash                                                  $         0

                                                           -----------

Other Assets:

       Mineral properties -- at cost net of accumulated

        depletion and amortization 1975 to 2001              2,115,758

       Annual Assessment Work and Lease Payments to the BLM

       1975 to 2001                                            319,600

         Total Current Assets                                2,435,358

                                                           -----------

              Total Assets                                 $ 2,435,476

                                                           ===========

LIABILITIES & STOCKHOLDERS' EQUITY

  Current liabilities:

     Operating Cash from shareholder                       $    36,522

                                                           -----------

         Total Current Liabilities                              36,522

                                                           -----------

  Shareholders' Equity:

     Common stock, $.001 par value; authorized

       100,000,000 shares, issued, and

       outstanding 24,200,000 at March 31, 2002                 24,200

     Additional paid in capital                              2,471,998

     Retained deficit                                          (97,362)

                                                           -----------

            Total shareholders' equity (deficit)             2,398,836

                                                           -----------

              Total Liabilities & Shareholders' Equity     $ 2,435,476

                                                           ===========